As filed with the Securities and Exchange Commission on August 24, 2004
Registration No. 333-118168

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNATIONAL SPEEDWAY CORPORATION

(Exact name of registrant as specified in its charter)

Florida	7948	59-0709342
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1801 West International Speedway Boulevard
Daytona Beach, Florida 32114
(386) 254-2700
(Address, including zip code, and telephone number, including
area code, of registrant’s principal executive offices)	Glenn R. Padgett
Chief Counsel — Operations
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114
(386) 947-6446
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Michael A. Gold
Baker Botts L.L.P.
The Warner
1299 Pennsylvania Avenue, NW
Washington, D.C. 20004
(202) 639-7724
(202) 639-7890 (Fax)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit	Offering Price	Registration Fee

4.20% Senior Notes due 2009	$150,000,000	99.788%	$149,682,000	$18,970

5.40% Senior Notes due 2014	$150,000,000	99.925%	$149,887,500	$19,000

Total	$300,000,000	—	$299,569,500	$37,970(2)

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f) under the Securities Act.

(2)	The fee was paid in connection with the initial filing of the Registration Statement on August 12, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

TABLE OF CO-REGISTRANTS

	State or Other
	Jurisdiction of
	Incorporation or	(I.R.S. Employer
(Exact Name of Co-Registrant as Specified in its Charter)	Organization	Identification No.)	CIK

380 Development, LLC	Delaware	03-0544847	0001299217
88 Corp.	Delaware	59-3617615	0001101988
Americrown Service Corporation	South Carolina	57-0883984	0001101987
ASC Holdings, Inc.	Kansas	43-1897782	0001168810
ASC Promotions, Inc.	Florida	59-3331895	0001101947
The California Speedway Corporation	Delaware	51-0356392	0001101986
Chicago Holdings, Inc.	Nevada	88-0416418	0001101994
Darlington Raceway of South Carolina, LLC	Delaware	59-0736394	0001101946
Daytona International Speedway, LLC	Delaware	59-3652372	0001168822
Event Equipment Leasing, Inc.	Florida	59-3427471	0001101983
Event Support Corporation	Florida	59-3071610	0001101985
Great Western Sports, Inc.	Arizona	86-0645773	0001101975
HBP, Inc.	Delaware	88-0463144	0001168812
Homestead-Miami Speedway, LLC	Delaware	65-0770539	0001168823
International Speedway, Inc.	Delaware	88-0463145	0001168813
ISC Properties, Inc.	Florida	59-3474678	0001168825
ISC Publications, Inc.	Florida	59-3613572	0001101972
ISC.Com, LLC	Delaware	59-3685866	0001168814
Kansas Speedway Corporation	Kansas	59-3479464	0001101968
Kansas Speedway Development Corp.	Kansas	48-1221732	0001101960
Leisure Racing, Inc.	Delaware	88-0508302	0001168818
Martinsville International, Inc.	Delaware	38-3348816	0001101952
Miami Speedway Corp.	Nevada	59-3457913	0001101959
Michigan International Speedway, Inc.	Michigan	38-2017433	0001101958
Motor Racing Network, Inc.	Florida	59-3613374	0001168821
Motorsports Acceptance Corporation	Delaware	88-0463146	0001168811
Motorsports International Corp.	Pennsylvania	23-1987125	0001101957
New York International Speedway Corp.	Delaware	22-3642636	0001101956
North American Testing Company	Florida	59-1319218	0001101955
Pennsylvania International Raceway, Inc.	Pennsylvania	52-1475334	0001101951
Phoenix Speedway Corp.	Delaware	59-3452831	0001101950
Richmond International Raceway, Inc.	Delaware	54-1964288	0001101992
Rocky Mountain Speedway Corporation	Colorado	91-1963093	0001101948
Southeastern Hay & Nursery, Inc.	Florida	47-0861745	0001284155
Talladega Superspeedway, LLC	Delaware	62-1821066	0001168824
Watkins Glen International Inc.	Delaware	16-1209038	0001101989

      The address, including zip code and telephone number, including area code, of each Co-Registrant’s principal executive offices is 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114, (386) 254-2700.

      The name, address, including zip code and telephone number, including area code, of the agent for service for each Co-Registrant is Glenn R. Padgett, Vice President, Chief Counsel — Operations and Assistant Secretary of International Speedway Corporation, 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114, (386) 254-2700.

PROSPECTUS

$300,000,000

International Speedway Corporation

Offer to Exchange

All Outstanding 4.20% Senior Notes due 2009	All Outstanding 5.40% Senior Notes due 2014
for	for
Registered 4.20% Senior Notes due 2009	Registered 5.40% Senior Notes due 2014

The Registered Notes

     The terms of the registered notes that we are offering in exchange for the outstanding notes are substantially identical to the terms of the outstanding notes, except that certain transfer restrictions and registration rights relating to the outstanding notes will not apply to the registered notes.

Material Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on September 27, 2004, unless extended.

•	The exchange offer is subject to customary conditions, including the conditions that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•	We will exchange all outstanding notes that are validly tendered and not withdrawn before the exchange offer expires.

•	We will issue the registered notes promptly after the exchange offer expires.

•	We believe that the exchange of outstanding notes for registered notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The registered notes will not be listed on any exchange or on any automated dealer quotation system.

     Before participating in the exchange offer, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 17.

     Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business six months after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the registered notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2004.

INDUSTRY DATA

      Market share and industry data disclosed in this prospectus have been obtained from or estimated based on the following sources/publications: Nielsen Media Research; Joyce Julius & Associates; Street & Smith’s Sports Business Journal; Major League Baseball; National Football League; National Basketball Association; National Hockey League; National Association for Stock Car Auto Racing; Indy Racing League; Champ Car World Series (formerly Championship Auto Racing Teams); International Race of Champions; Automobile Racing Club of America; Grand American Road Racing Association; International Motorsports Association; National Hot Rod Association; Sports Car Club of America; United States Auto Club; American Motorcyclist Association; Federation Internationale de l’Automobile; Speed Channel; and ESPN Sports Polls. We have not independently verified any of the data from these sources/publications.

TRADEMARKS

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “The Great American Race,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “International Speedway Race Rewards” and related logos. This prospectus and the documents incorporated by reference also include trademarks, service marks and trade names of other companies.

ii

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words “anticipate,” “believe,” “estimate,” “expect,” “should,” “may,” “believe,” “objective,” “projection,” “forecast,” “goal” and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in this prospectus and in filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in this prospectus and other factors set forth in or incorporated by reference in this prospectus.

      Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Please see “Risk Factors” for a discussion of some of the factors that may adversely affect an investment in the notes.

iii

SUMMARY

      The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus. Except as expressly indicated or unless the context otherwise requires, “ISC,” “we,” “our” and “us” mean International Speedway Corporation, a Florida corporation and its subsidiaries.

      In 2003, NASCAR announced that, beginning in 2004, Nextel Communications would replace R.J. Reynolds as the sponsor of its Cup Series. In this prospectus, when we use the term “NASCAR NEXTEL Cup Series,” we are referring to the old NASCAR Winston Cup Series (as NASCAR’s Cup series was named until 2004) as well as the NASCAR NEXTEL Cup Series.

International Speedway Corporation

      We are a leading promoter of motorsports entertainment activities in the United States. We currently own and/or operate 12 of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;

•	Talladega Superspeedway in Alabama;

•	Michigan International Speedway in Michigan;

•	Richmond International Raceway in Virginia;

•	California Speedway in California;

•	Kansas Speedway in Kansas;

•	Phoenix International Raceway in Arizona;

•	Homestead-Miami Speedway in Florida;

•	Martinsville Speedway in Virginia;

•	Darlington Raceway in South Carolina;

•	Watkins Glen International in New York; and

•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, LLC, in which we hold a 37.5% indirect equity interest, owns and operates two nationally-recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and

•	Route 66 Raceway.

      Including our indirect interest in Raceway Associates and the mid-year purchase of Martinsville, our 2004 financial results from continuing operations are expected to include well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR NEXTEL Cup Series events;

•	15 NASCAR Busch Series events;

•	nine NASCAR Craftsman Truck Series events;

•	eight Indy Racing League (“IRL”) IndyCar Series events;

•	two National Hot Rod Association (“NHRA”) national events;

•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by Grand American Road Racing Association (“Grand American”)); and

•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than one million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at all of our wholly-owned motorsports facilities. We also own and operate the Motor Racing Network, Inc. radio network, or MRN Radio, the nation’s largest independent motorsports radio network in terms of event programming, and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1999 through fiscal 2003, our revenues increased from $290.7 million to $552.1 million, a compound annual growth rate, or CAGR, of 17.4%. In particular, our motorsports related income increased from 38.6% of our total revenues in fiscal 1999 to 48.4% in fiscal 2003. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships. These initiatives have broadened our financial stability through more predictable and recurring revenues and cash flows and should enable us to maintain our leadership position in the motorsports entertainment industry.

      We were incorporated in 1953 under the laws of the State of Florida under the name “Bill France Racing, Inc.” and changed our name to “Daytona International Speedway Corporation” in 1957. With the groundbreaking for Talladega Superspeedway in 1968, we changed our name to “International Speedway Corporation.” Our principal executive offices are located at 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114, and our telephone number is (386) 254-2700. We maintain a website at http://www.iscmotorsports.com. The information on our website is not part of this prospectus.

Recent Company Developments

Recent Developments — Impairment of Nazareth, Sale of North Carolina and Acquisition of Martinsville

      On May 14, 2004, we announced our intention to realign Nazareth’s NASCAR Busch and IRL IndyCar events to other facilities within our portfolio. As such, we plan to indefinitely suspend major motorsport event operations at the facility after the completion of the track’s 2004 events. We recorded a non-cash pretax charge of $13.2 million, or $0.16 per diluted share, in our 2004 second quarter results to reflect the impairment of Nazareth’s long-lived assets.

      On July 1, 2004, we completed the sale of the assets of North Carolina to Speedway Motorsports, Inc. (“SMI”), as per the terms of the settlement agreement in the Ferko/ Vaughn litigation. SMI purchased the assets of North Carolina for $100.4 million in cash. North Carolina annually conducted one NASCAR NEXTEL Cup Series event. The sale of North Carolina is reported as a discontinued operation and, accordingly, all prior periods’ financial information has been reclassified. Unless otherwise indicated, disclosures in this prospectus relate to continuing operations.

      On July 13, 2004, we completed the acquisition of the assets of Martinsville Speedway in Martinsville, Virginia, which hosts two NASCAR NEXTEL Cup Series events annually, for $192.0 million. The acquisition was funded by $100.4 million in proceeds from the sale of the assets of North Carolina Speedway, and $91.6 million in cash. Located near Greensboro and Winston-Salem, Martinsville is one of only two one-half mile tracks on the NASCAR NEXTEL Cup Series circuit. It seats 63,000 grandstand spectators and offers premium accommodations in its 25 suites. In addition to its two NASCAR NEXTEL Cup Series events, Martinsville hosts two NASCAR Craftsman Truck Series races and a Late Model Stock Car event annually.

Industry Overview

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all United States motorsports events estimated at more than 15 million people. The NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events, and open wheel events sanctioned primarily by the IRL, are generally the most popular motorsports events in the United States. The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events. We derived approximately 84% of our fiscal 2003 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Evolving from the NASCAR Grand National Series that began in 1950, NASCAR created the NASCAR Winston Cup Series in the early 1970’s. Beginning in 2004, Nextel Communications replaced Winston as sponsor of the Cup Series. The NASCAR NEXTEL Cup Series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states in 2004. Total spectator attendance for NASCAR (including all NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events) grew at a compound annual rate of approximately 7.0% from 1993 to 2003, greater than any other major U.S. professional sport. Nearly 350 million viewers watched NASCAR NEXTEL Cup and NASCAR Busch series televised events in 2003, a 50% increase over 2000. In addition, the NASCAR Busch Series average household viewership outperformed regular season average household viewership for the National Basketball Association and Major League Baseball by 20% and 50%, respectively, in 2003. The NASCAR NEXTEL Cup Series continues to be the second most-watched regular season sport on television and second highest rated among male viewers ages 18-34 and ages 18-49, behind only the National Football League, or NFL. In addition, the 2003 EA Sports 500 from Talladega earned a 5.5 Nielsen rating, representing nearly 6 million viewers, the highest NASCAR NEXTEL Cup Series rating for an auto race that was broadcast in direct television competition with the NFL.

Recent Industry Developments and NASCAR

Nextel’s Title Sponsorship of NASCAR Cup Series

      In 2003, NASCAR announced a 10-year agreement with Nextel Communications to replace R.J. Reynolds as the Cup Series sponsor beginning in 2004. Nextel’s sponsorship of the NASCAR NEXTEL Cup Series is a watershed event for NASCAR racing and the motorsports industry. Nextel’s involvement is expected to significantly increase exposure for NASCAR racing across the country, as they are required to make a significant media spend in support of the sponsorship and are able to target a more youthful audience, which is critical for building a future fan base.

      In addition, Nextel has effectively opened the door for new corporate partners. The magnitude of their commitment validates NASCAR as a viable marketing vehicle for other technology companies, which typically have large marketing budgets. In addition, their participation eliminates the stigma of the sport’s historical relationship with tobacco, which precluded certain companies from participating in a NASCAR sponsorship. Nextel’s proactive marketing campaign is currently under way. They have a significant trackside presence at events, and are leveraging television, radio and print advertising to promote their involvement in NASCAR. We are very excited for the opportunities their partnership will create for the entire industry and us.

Realignment

      In early 2003, NASCAR announced their Realignment 2004 and Beyond initiative designed to expand the sport into underserved markets throughout the country. By moving races to larger markets and later start times, NASCAR expects to increase its value and leverage in anticipation of the next television contract negotiations — which will benefit everyone involved in the sport. In June 2003, NASCAR approved our proposal for realigning a NASCAR NEXTEL Cup date from North Carolina to California beginning in 2004. The move is expected to be incrementally positive to 2004 revenue and earnings, but more importantly, it allows our broadcast and advertising partners a second opportunity to access the nation’s number two media market. It also gives our large fan base in that part of the country another opportunity to enjoy live NASCAR racing.

      On May 14, 2004, NASCAR announced approval of requests for the realignment of several other NASCAR Nextel Cup Series dates for the 2005 season. As a result, in 2005 Phoenix will host an additional NASCAR Nextel Cup Series event in the Spring that will finish “under the lights,” Darlington will host only one NASCAR NEXTEL Cup Series event, (on a Saturday night in May) and California’s spring NASCAR NEXTEL Cup Series race will be held the week following the Daytona 500 in February.

Chase for the NASCAR NEXTEL Cup

      In January 2004, NASCAR announced the Chase for the NASCAR NEXTEL Cup format. After the first 26 races, all drivers in the top ten and any others within 400 points of the leader will earn a berth for the NASCAR NEXTEL Cup Series championship. Their performance during the last ten races of the season will determine who is the champion. The Chase for the NASCAR NEXTEL Cup is expected by NASCAR to ensure more drivers compete for the championship and is expected to create captivating season-long drama. This is particularly important during the latter part of the year when there is significant competition for fan and sponsor attention from other major sports, particularly the NFL. We expect the new format will help drive increased viewership and attendance for the NASCAR NEXTEL Cup Series, which benefits all of the sport’s participants.

Business Strengths

      We have experienced strong growth in recent years, which we believe is attributable to the following strengths of our business.

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We currently own, operate or have an interest in 14 major motorsports facilities that, in total, have more than one million grandstand seats and are located in five of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas (a 400-mile radius) of our facilities. We promote major events in every month of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2005 racing season, including 21 NASCAR NEXTEL Cup Series races — 54% of the 2005 NASCAR NEXTEL Cup Series schedule, including non-championship point events. NASCAR NEXTEL Cup and NASCAR Busch series racing are the most watched forms of motorsports in the United States. By promoting these races, we believe we are able to attract fans willing to spend their discretionary spending dollars for a highly valued product. In addition, we believe our portfolio of events is very attractive to corporate sponsors who recognize the value of partnering with a leading motorsports promoter.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open wheel, sports car and motorcycle events. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our company and professional stock car racing generally.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broad base of corporate and individual customers. Our national footprint has enabled us to create multi-track and multi-year (with staggered maturities) sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. We also believe this footprint helps limit our exposure during uncertain economic times as different regions in the country are generally impacted in varying degrees. By having facilities located across the country and within reasonable driving times for our individual customers, we are not overly reliant on any one region or state for event revenue.

Predictable and Recurring Revenue and EBITDA

      We have strong visibility regarding our future revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, due to long-term media contracts, multi-year sponsorship and luxury suite agreements and recurring ticket and hospitality sales. NASCAR has multi-billion dollar television contracts covering its NASCAR NEXTEL Cup and NASCAR Busch series events, a portion of which extend through the 2006 season and the remainder of which extend through the 2008 season at NASCAR’s option. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR NEXTEL Cup and Busch series races held at our tracks each year remains stable and consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts with staggered maturity schedules. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer growth opportunities. In calendar 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. Each of these businesses was successfully integrated into our operations within twelve months of the transaction. In July 2004, we acquired Martinsville. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources. Recent examples of development include our wholly-owned Kansas facility and the Chicagoland facility, in which we hold a 37.5% indirect interest. Both facilities successfully opened in mid-2001 and host significant schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. In addition, both facilities receive significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages from 2001 to 2004.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of our Chairman and CEO and the grandfather of our President, founded NASCAR in 1947 and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 84% of our 2003 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock and participate in an incentive stock plan.

Growth Strategy

      We use the following key strategies to grow and enhance our leadership position in the motorsports entertainment industry.

Maximize Media Income and Exposure

      Our most important media initiative continues to be television, and televised motorsports events have experienced significant growth in viewership. Since 1999, NASCAR NEXTEL Cup and NASCAR Busch series domestic television rights revenues grew from $105 million in 1999 to $347 million in 2003, a CAGR of 35%. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $41.5 million to $153.5 million, a CAGR of 39%. We expect media rights revenues to continue to increase over the term of the current contracts based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2004 is expected to be approximately 21%. We anticipate these increases to be a primary driver of revenue over the period, and the associated margins are expected to improve operating results and net earnings.

      In addition to generating substantially higher rights fees, these television rights agreements are creating significant indirect benefits for the industry that we believe will help drive continued growth. Network broadcasts offer the opportunity to reach significantly more households than cable broadcasts, and over the long term, we believe the exposure created by the shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. Almost 350 million television viewers watched NASCAR NEXTEL Cup and NASCAR Busch series racing during 2003, nearly a 50% increase over 2000. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. Higher television ratings should also provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of logos and trademarks. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Hershey’s Kisses 300, the Banquet 400 and the Ford 400. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented less than 30% of our sponsorship revenue in 2003. In addition, in 2003, we had approximately 130 official status categories and more than 300 marketing partners.

Maximize Profitability of Existing Events and Facilities

      Attract and Retain Customers. While television and marketing partnership revenues have increased in importance, the consumer is the foundation of our business and remains a primary focus. As such, we focus considerable efforts on consumer marketing and enhancing the guest experience. One method of driving incremental ticket sales for our events is through in-market promotions in conjunction with our corporate marketing partners. Our websites, which are integrated with our ticketing system, offer simple, 24-hour a day, seven days a week access where consumers can buy tickets and merchandise, view three-dimensional sightlines from grandstand seats and suites, and review recent news for our facilities and events. In addition, the technology platform has enabled us to create a centralized contact call center, which reduces dropped calls due to heavy volume and time issues and improves overall customer service. In 2003, our contact center handled over 20% of our total units of tickets sold. A key factor in retaining customers for our events is providing an attractive product and creating an unforgettable race-day experience. Through a combination of additional staff training and a focus on best practices, we continue to elevate our guest services efforts. In addition, we continue to upgrade the design and quality of our facilities and spectator amenities, which we believe is essential to remain competitive with other sports and entertainment facilities across the country. Finally, by improving the quality and diversity of our concessions, catering and merchandising operations, we are able to offer better products and services to our fans, resulting in higher on-site per capita spending. Another example of our efforts to upgrade the design and quality of our facilities and spectator amenities is the infield renovation project at Daytona, which is scheduled for completion by December 2004.

      Modify Event Schedules and Increase Facility Utilization. While each of our tracks conducts several major events annually, there is an opportunity to increase the profitability of these facilities through the modification of event schedules. NASCAR’s Realignment 2004 and Beyond initiative is expected to provide significant opportunities for the industry and us. We have realigned a second NASCAR NEXTEL Cup Series date to California Speedway, which is expected to be incrementally positive to both revenue and earnings in 2004. More recently, we announced the realignment of several NASCAR NEXTEL Cup Series dates for the 2005 season resulting in a second Cup event at Phoenix, California’s spring Cup event to follow the Daytona 500, and Darlington will host only one Cup event (on a Saturday night in May). This additional realignment is expected to be incrementally positive to both revenue and earnings in 2005. We expect to capitalize on additional realignment opportunities over the longer term. In addition, by shifting race start times to later in the day, we increase the potential for higher event attendance and television ratings. Finally, we are capitalizing on alternative opportunities to increase facility usage. The average number of days use across all facilities in 2003 was approximately 130. In addition to racing and related events, we use our facilities for a variety of purposes, including testing for teams, driving schools, riding experiences, car shows, auto fairs, concerts and settings for television commercials, print advertisement and motion pictures. We are regularly evaluating opportunities to drive incremental revenue for our tracks and increase our return on investment.

Reinvest Capital to Fuel Future Internal Growth

      We continue to reinvest in our business for future growth. Our ongoing capital spending can be broken down into three primary categories. In addition to facility maintenance expenditures, which approximate $1 million to $2 million per facility on an annual basis, we invest capital in projects designed to help us compete with other newer professional sports venues, many of which are publicly funded. These upgrades are designed to provide a premium experience for our customers. One example is the infield renovation project at Daytona. The third category of on-going capital spending is for internal expansion. This spending is primarily related to additional seat and suite capacity as well as purchasing acreage around facilities for future growth. We manage more than one million total grandstand seats at our facilities across the country. Over the years, we have grown our grandstand seat and suite capacity through a combination of internal and external expansion initiatives. An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue.

Acquire and Develop Additional Motorsports Facilities

      We continue to review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In July 2004, through a joint venture arrangement with Related Retail Corporation (“Related”), we entered into agreements for the purchase of 676 acres of waterfront property in the New York City borough of Staten Island. Due to confidentiality clauses in the purchase agreements, financial terms have not been disclosed. As per the agreements, we are conducting due diligence on the property. Closing of the land purchases is contingent upon our and Related’s determination of a successful outcome of due diligence, and the preliminary results of a detailed feasibility study. In light of NASCAR’s announcement regarding potential realignment of the NASCAR NEXTEL Cup Series schedule, we also believe there are potential development opportunities in new, untapped markets across the country, including the Pacific Northwest. As such, we are exploring opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets. We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry. Moreover, we believe our strong balance sheet places us in an ideal position to capitalize on external growth opportunities.

The Exchange Offer

      The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in this prospectus under the section entitled “The Exchange Offer.” The term “registered notes” refers to the registered 4.20% Senior Notes due 2009 and the registered 5.40% Senior Notes due 2014 being offered in the exchange offer. The term “outstanding notes” refers to our currently outstanding 4.20% Senior Notes due 2009 and the 5.40% Senior Notes due 2014 that are exchangeable for the registered notes. The term “indentures” refers to the indentures that apply to both the outstanding notes and the registered notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of registered notes and integral multiples of $1,000 in excess thereof which have been registered under the Securities Act for each $1,000 principal amount of outstanding notes and integral multiples of $1,000 in excess thereof. We issued the outstanding notes on April 23, 2004 in a private offering. In order to be exchanged, an outstanding note must be properly tendered and accepted before expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the registered notes promptly after the expiration of the exchange offer.

As of the date of this prospectus, there is outstanding $150 million principal amount of outstanding notes due 2009 and $150 million principal amount of outstanding notes due 2014. Outstanding notes may be tendered for exchange in whole or in part for minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof.

Registration Rights Agreement	Simultaneously with the sale of the outstanding notes on April 23, 2004, we entered into a registration rights agreement under which we committed to conduct the exchange offer. You are entitled under the registration rights agreement to exchange your outstanding notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The registration rights agreement requires us to file a shelf registration statement for a continuous offering for your benefit if:

• the exchange offer is not consummated within 180 days of the issuance of the outstanding notes;

• you would not receive freely tradeable registered notes in the exchange offer; or

• you are ineligible to participate in the exchange offer and indicate that you wish to have your outstanding notes registered under the Securities Act.

Resales of the Registered Notes	We believe that registered notes to be issued in the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if you meet the following conditions:

(1) the registered notes are acquired by you in the ordinary course of your business;

(2) if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the registered notes;

(3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and

(4) you are not an affiliate of ours, as that term is defined in Rule 405 under the Securities Act.

Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the registered notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 27, 2004, unless we decide to extend the exchange offer.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer	We will not be required to accept outstanding notes for exchange if the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC or if any injunction, order or decree has been issued, or any action or proceeding has been instituted or threatened that would reasonably be expected to prohibit, prevent or materially impair our ability to proceed with the exchange offer.

If any of these conditions exist prior to the expiration date, we may take the following actions:

• refuse to accept any outstanding notes and return all previously tendered outstanding notes;

• extend the duration of the exchange offer; or

• waive such conditions to the extent permissible under applicable law.

Procedures for Tendering Outstanding Notes	We issued the outstanding notes as global securities in fully registered form without coupons. Beneficial interests in the outstanding notes which are held by The Depository Trust Company (DTC) through certificateless depositary interests are shown on, and transfers of the outstanding notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an outstanding note held in the form of a book-entry interest and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to Wachovia Bank, National Association, as exchange agent, on or prior to the expiration of the exchange offer either:

• a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or

• a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration of the exchange offer either:

• a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer — Book-Entry Transfer,” or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

A letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us that, among other things:

(1) the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

(2) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes;

(3) if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the registered notes;

(4) you are not an affiliate of ours; and

(5) if you are a broker dealer that will receive notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of such registered notes.

Special Procedures for Beneficial Owners	If you are the beneficial owner of outstanding notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes, you should promptly contact the person in whose name your initial notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the person in whose name your outstanding notes are registered. The transfer of registered ownership may take considerable time and it may not be possible to complete prior to the expiration date.

Guaranteed Delivery Procedures	You must tender your outstanding notes according to the guaranteed delivery procedures set forth in “The Exchange Offer — Procedures for Tendering — Guaranteed Delivery Procedures” if any of the following apply:

• you wish to tender your outstanding notes but they are not immediately available,

• you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, or

• you cannot comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date.

Acceptance of Outstanding Notes and Delivery of Registered Notes	Except under the circumstances described above under “Conditions to the Exchange Offer,” we will accept for exchange any and all outstanding notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. We will deliver the registered notes promptly following the expiration date. If we do not accept any of your outstanding notes for exchange we will return them to you as promptly as practicable after the expiration or termination of the exchange offer without any expense to you.

Interest on the Registered Notes and the Outstanding Notes	Interest on your registered notes will accrue from the date of the original issuance of the outstanding notes or from the date of the last periodic payment of interest on the outstanding notes, whichever is later. Interest will not be paid on outstanding notes that are tendered and accepted for exchange.

Exchange Agent	Wachovia Bank, National Association is serving as the exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the registered notes in the exchange offer.

Consequences of Failure to Exchange	Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the existing restrictions on transfer provided in the outstanding notes and in the indenture.

Federal Income Tax Consequences	The exchange of outstanding notes for registered notes generally will not be a taxable exchange for U.S. federal income tax purposes.

Terms of the Registered Notes

Issuer	International Speedway Corporation.

Registered Notes Offered	$150 million principal amount of registered 4.20% Senior Notes due 2009 and $150 million aggregate principal amount of registered 5.40% Senior Notes due 2014. The registered notes will evidence the same debt as the outstanding notes and will be issued under, and entitled to the benefits of, the same indentures. The terms of the registered notes are the same as the terms of the outstanding notes in all material respects except that the registered notes:

• have been registered under the Securities Act;

• do not include rights to registration under the Securities Act; and

• do not contain transfer restrictions applicable to the outstanding notes.

Maturity Date	April 15, 2009 with respect to the Senior Notes due 2009. April 15, 2014 with respect to the Senior Notes due 2014.

Interest	Interest on the registered notes will accrue at a fixed annual rate of 4.20% for the notes due 2009 and 5.40% for the notes due 2014, and will be payable on April 15 and October 15 of each year, commencing October 15, 2004.

Guarantees	The registered notes will be guaranteed on a senior unsecured basis by all of our subsidiaries.

Ranking	The registered notes will be senior unsecured obligations and will rank equally with all of our other senior unsecured and unsubordinated indebtedness The guarantees are senior unsecured obligations of our subsidiaries and will rank equally with all of their other senior unsecured and unsubordinated obligations (including trade payables).

Optional Redemption	The registered notes will be redeemable in whole or in part, at our option, at any time. We will pay a redemption price which is described under the heading “Description of the Registered Notes — Optional Redemption.” We will also pay accrued and unpaid interest to the redemption date.

Certain Covenants	The indenture for the registered notes limits our ability and the ability of our Restricted Subsidiaries to:

• incur liens;

• enter into sale and leaseback transactions; or

• consolidate with or merge into, or convey, transfer or lease all or substantially all of our and our subsidiaries’ assets to any person.

All of these limitations are subject to a number of important qualifications described under the headings “Description of the Registered Notes — Restrictive Covenants and — Consolidation, Merger and Sale of Assets.”

Registration Rights	Holders of registered notes are not entitled to any registration rights with respect to the registered notes.

Risk Factors

      We urge you to read carefully the risk factors beginning on page 17 for a discussion of factors you should consider before exchanging your outstanding notes for registered notes.

SUMMARY FINANCIAL DATA

      The following table sets forth our summary financial data as of and for each of the last three fiscal years in the period ended November 30, 2003 and for the six months ended May 31, 2003 and 2004, respectively. The summary financial data for the three fiscal years in the period ended November 30, 2003 have been derived from our audited historical consolidated financial statements, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report thereon. The income statement data and balance sheet data as of and for the six months ended May 31, 2003 and May 31, 2004, respectively, have been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended May 31, 2004 are not necessarily indicative of results for the full year. Due to the sale of North Carolina in July 2004, its results of operations are presented as discontinued operations in all periods presented in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes incorporated by reference in this offering memorandum.

				Six Months
	For the Year Ended November 30,			Ended May 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Income Statement Data:
Revenues:
Admissions, net	$207,898	$207,080	$204,831	$88,302	$90,623
Motorsports related income	224,336	243,603	267,063	117,138	135,956
Food, beverage and merchandise income	69,863	69,791	74,087	31,154	33,686
Other income	5,218	7,283	6,089	2,871	3,118

Total revenues	507,315	527,757	552,070	239,465	263,383
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	79,973	88,486	97,938	42,457	46,641
Motorsports related expenses	96,137	97,030	100,147	43,350	46,916
Food, beverage and merchandise expenses	37,897	37,749	41,250	17,494	20,751
General and administrative expenses	77,534	77,948	83,584	39,596	43,260
Depreciation and amortization	50,679	39,157	42,135	20,510	22,020
Impairment of long-lived assets	—	—	—	—	13,217
Homestead-Miami Speedway track reconfiguration	—	—	2,829	2,829	—

Total expenses	342,220	340,370	367,883	166,236	192,805

Operating income	$165,095	$187,387	$184,187	$73,229	$70,578

Net income (loss)(1)	$87,633	$(410,978)	$105,448	$37,856	$33,852

Other Financial Data:
EBITDA (unaudited)(2)	$215,774	$226,544	$229,151	$96,568	$105,815
Cash flows from operations	160,686	178,614	194,736	112,220	118,094
Capital expenditures	98,379	53,521	72,587	22,774	39,559

				Six Months
	For the Year Ended November 30,			Ended May 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Selected Operating Data (unaudited)(3):
Number of grandstand seats(4)	998,000	990,000	994,000	993,000	995,000
Number of NASCAR NEXTEL Cup events	17	17	17	7	7
Number of other major motorsports events(5)	37	35	34	13	11

	At November 30,			At May 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$71,004	$109,263	$223,973	$196,145	$364,275
Total assets	1,702,146	1,155,971	1,303,792	1,252,487	1,476,199
Total debt	411,702	315,381	308,131	309,221	377,356
Total shareholders’ equity	1,035,422	622,325	726,465	657,627	757,798

(1)	Reflects the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $517.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $64.0 million associated with our North Carolina facility which is presented as discontinued operations and approximately $3.4 million associated with our equity investment in Raceway Associates, LLC.

(2)	We calculate EBITDA as earnings before the cumulative effect of accounting change, income or loss from discontinued operations, income taxes, minority interest, equity in net income or loss from equity investments, the loss on early redemption of debt, interest expense (net of interest income), expenses relating to our Homestead-Miami Speedway track reconfiguration, the impairment of long-lived assets associated with Nazareth Speedway and depreciation and amortization. We believe EBITDA is a meaningful measure of performance as it is commonly used to analyze operating performance, liquidity and ability to service indebtedness. EBITDA should not be construed as income from operations, net income or cash flow from operations as determined by generally accepted accounting principles in the United States. Other companies may calculate EBITDA differently. The following table summarizes the calculation of EBITDA for the periods indicated:

				Six Months Ended
	Year Ended November 30,			May 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(Dollars in thousands)
Net income (loss)	$87,633	$(410,978)	$105,448	$37,856	$33,852
Cumulative effect of accounting change	—	453,228	—	—	—
(Income) loss from discontinued operations, net of tax	(2,300)	59,732	(5,036)	(2,289)	(3,024)
Income taxes	60,603	64,224	64,940	23,548	21,118
Minority interest	(992)	—	—	—	—
Equity in net (income) loss from equity investments	(2,935)	(1,907)	(2,553)	3,022	2,935
Loss on early redemption of debt	—	—	—	—	4,988
Interest expense, net	23,086	23,088	21,388	11,092	10,709
Homestead-Miami Speedway track reconfiguration	—	—	2,829	2,829	—
Impairment of long-lived assets	—	—	—	—	13,217
Depreciation and amortization	50,679	39,157	42,135	20,510	22,020

EBITDA	$215,774	$226,544	$229,151	$96,568	$105,815

(3)	Does not include the operations of Chicagoland or Route 66 Raceway, which are not included in our operating income.

(4)	Represents number of grandstand seats at our majority-owned and/or operated motorsports facilities as of November 30 for year end results and May 31 for semi-annual results.

(5)	Other major motorsports events means the NASCAR Busch Series, NASCAR Craftsman Truck Series, IRL IndyCar Series, Champ Car World Series, International Race of Champions and Automobile Racing Club of America events held at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.

RISK FACTORS

Risks Related to the Exchange Offer

The registered notes are unsecured and unsubordinated.

      The registered notes will not be secured by any of our assets. In addition, the registered notes will rank equally with all of our other existing and future unsecured and unsubordinated debt.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected.

      We will only issue registered notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.

      If you do not exchange your outstanding notes for registered notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer outstanding notes outstanding.

An active trading market may not develop for the notes.

      The registered notes will be new securities for which there is no established trading market. Although we have registered the registered notes under the Securities Act, we do not intend to apply for listing of the registered notes on any securities exchange or for quotation of the new notes in any automated dealer quotation system. In addition, the initial purchasers of the notes have informed us that they currently intend to make a market in the registered notes, as permitted by the applicable laws and regulations. However, the initial purchasers have no obligation to do so and may discontinue making a market at any time without notice. Therefore, we cannot assure you that an active market for the registered note will develop or, if developed that it will continue. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the registered notes. We cannot assure you that the market, if any, for the registered notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the registered notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors. Finally, if a large number of holders of outstanding notes do not tender outstanding notes or tender outstanding notes improperly, the limited amount of registered notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for the registered notes.

Federal or state laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantors.

      If a bankruptcy proceeding or lawsuit were to be initiated by unpaid creditors, the guarantees of the notes could come under review for federal or state fraudulent transfer violations. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under guarantees of the notes could be voided, or claims in respect of the guarantees of the notes could be subordinated to all other debts of the guarantor if, among other things, the guarantor at the time it incurred the debt evidenced by the subsidiary guarantees:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	one of the following applies:

—	it was insolvent or rendered insolvent by reason of such incurrence;

—	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

—	it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that guarantor under the guarantee of the notes could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

      The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be sure as to the standards that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the notes would not be voided or the guarantee of the notes would not be subordinated to that guarantor’s other debt.

      If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

      A court could thus void the obligations under the guarantee or subordinate the guarantee to the applicable guarantor’s other debt or take other action detrimental to holders of the notes.

Risks Related to our Business

Our success depends on our relationships with motorsports sanctioning bodies, particularly NASCAR.

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for the NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events. NASCAR-sanctioned races conducted at our wholly-owned subsidiaries accounted for approximately 84% of our revenues in fiscal 2003. Each NASCAR sanctioning agreement is awarded on an annual basis. NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with us to conduct any event. Moreover, although our general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, it cannot be assured that any sanctioning body, including NASCAR, will enter into sanctioning agreements with us to conduct races at any of our newly developed or acquired facilities. Failure to obtain a sanctioning agreement for a major NASCAR event could negatively affect us. Similarly, notwithstanding NASCAR’s approvals of our proposals for realignment of NASCAR NEXTEL Cup Series dates among our facilities in fiscal 2004 and 2005, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently. By sanctioning an event, NASCAR neither warrants, expressly or by implication, nor takes responsibility for, the success, financial or otherwise, of the sanctioned event or the number or identity of vehicles or competitors participating in the event.

Bad weather could adversely affect us.

      We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at these events. Poor weather conditions could have a negative effect on us, particularly as it relates to event day ticket sales.

Postponement and/or cancellation of major motorsports events could adversely affect us.

      If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in the United States following the September 11, 2001 terrorist attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues, including live broadcast revenues, associated with the event, to the extent such losses were not covered by insurance.

      If a cancelled event is part of the NASCAR NEXTEL Cup or NASCAR Busch series, in the year of cancellation we could experience a reduction in the amount of money we expect to receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation. This would occur if, as a result of the cancellation, and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues greater than the amount scheduled to be paid to the promoter of the cancelled event.

Our financial results depend significantly on consumer and corporate spending.

      Our financial results depend significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

•	employment;

•	business conditions;

•	interest rates; and

•	taxation rates.

      These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry’s principal sponsors and potential sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions (such as epidemiological crises), thereby impacting our growth, revenue and profitability. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war in Iraq and could be similarly affected by any future attacks, by a terrorist attack at any mass gathering or fear of such attacks, or by other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. A weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial results.

Certain of our senior executives may have potential conflicts of interest.

      William C. France, our Chairman of the Board, James C. France, our Vice Chairman and Chief Executive Officer, and Lesa France Kennedy, our President and one of our directors, are all members of the France Family Group in addition to holding positions with NASCAR. Members of the France Family

Group own and control NASCAR. Each of them, as well as our general counsel, spends part of his or her time on NASCAR’s business. Each of these individuals spends substantial time on our business and all of our other executive officers are available to us on a substantially full-time basis. Because of these relationships, even though all related party transactions are approved by our Audit Committee, certain potential conflicts of interest between us and NASCAR exist with respect to, among other things:

•	the terms of any sanctioning agreements that may be awarded to us by NASCAR;

•	the amount of time the employees mentioned above and certain of our other employees devote to NASCAR’s affairs; and

•	the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items.

Our success depends on the availability and performance of key personnel.

      Our continued success depends upon the availability and performance of our senior management team, including William C. France, James C. France and Lesa France Kennedy. Each of these individuals possesses unique and extensive industry knowledge and experience. While we believe that our senior management team has significant depth, the loss of any of the individuals mentioned above, or our inability to retain and attract key employees in the future, could have a negative effect on our operations and business plans.

We are controlled by the France family.

      The France Family Group members, together, beneficially own approximately 35% of our capital stock and approximately 60% of the combined voting power of both classes of our common stock. Accordingly, if members of the France Family Group vote their shares of common stock in the same manner, they can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. If holders of class B common stock other than the France Family Group elect to convert their beneficially owned shares of class B common stock into shares of class A common stock and members of the France Family Group do not convert their shares, the relative voting power of the France Family Group will increase. Voting control by the France Family Group may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of class A common stock might receive a premium for their shares over prevailing market prices.

The IRS is currently performing a periodic examination of certain of our federal income tax returns that could result in a material negative impact on cash flow.

      The Internal Revenue Service is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999, 2000, 2001 and 2002 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 “Accounting for Income Taxes” we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets. While we believe that our application of the federal income tax regulations in question is appropriate, and we intend to vigorously defend the merits of our position, an adverse resolution of these matters could result in a material negative impact on cash flow.

We may be held liable for personal injuries.

      Motorsports can be dangerous to participants and spectators. We maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries or if insurance coverage for these exposures becomes unavailable or prohibitively expensive.

      In addition, sanctioning bodies could impose more stringent safety regulations. Such regulations could include, among other things, the installation of new retaining walls at our facilities, which could increase our capital expenditures and/or expenses.

We operate in a highly competitive environment.

      As an entertainment company, our racing events face competition from other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball, hockey and baseball. As a result, our revenues are affected by the general popularity of motorsports, the availability of alternative forms of recreation and changing consumer preferences. Our racing events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, United States Auto Club, National Hot Rod Association, International Motorsports Association, Sports Car Club of America, Grand American Road Racing Association, the Automobile Racing Club of America and others. We believe that the primary elements of competition in attracting motorsports spectators and corporate sponsors to a racing event and facility are the type and caliber of promoted racing events, facility location, sight lines, pricing and customer conveniences that contribute to a total entertainment experience. Many sports and entertainment businesses have resources that exceed ours.

We are subject to changing governmental regulations and legal standards that could increase our expenses.

      We believe that our operations are in material compliance with all applicable federal, state and local environmental, land use and other laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the operation or conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability as to which we are self-insured could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Our existing facilities continue to be used in situations where the standards for new facilities to comply with certain laws and regulations, including the Americans with Disabilities Act, are constantly evolving. Changes in the provisions or application of federal, state or local environmental, land use or other laws, regulations or requirements to our facilities or operations, or the discovery of previously unknown conditions, also could require us to make additional material expenditures to remediate or attain compliance.

      Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any of such activities.

We may be unable to acquire or develop new motorsports facilities.

      Developing and/or acquiring new motorsports facilities is important to our growth strategy. Our ability to acquire or develop motorsports facilities depends on a number of factors, including, but not limited to:

•	our ability to obtain additional sanctioning agreements to promote NASCAR NEXTEL Cup Series, NASCAR Busch Series or other major events at any new facilities;

•	the cooperation of local government officials;

•	our capital resources;

•	our ability to control construction and operating costs; and

•	our ability to hire and retain qualified personnel.

      Our growth strategy may be negatively impacted to the extent any of these factors hamper our ability to develop new motorsports facilities.

Developing new motorsports facilities is expensive.

      Expenses associated with developing, constructing and opening a new facility may negatively affect our financial condition and results of operations in one or more future reporting periods. The cost of any new facility will depend on a number of factors, including but not limited to:

•	the facility’s location;

•	the extent of our ownership interest in the facility; and

•	the degree of any municipal or other public support.

      Although we believe that we will be able to obtain financing to fund the acquisition, development and/or construction of additional motorsports facilities, we cannot be sure that adequate debt or equity financing will be available on satisfactory terms. Our inability to obtain such financing could negatively impact our growth strategy.

Governmental regulation may adversely affect the availability of sponsorships and advertising.

      The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. Actual or proposed government regulation can impact negatively the availability to the motorsports industry of this promotion, sponsorship and advertising revenue. As examples, advertising by the tobacco and alcoholic beverage industries generally is subject to greater governmental regulation than advertising by other sponsors of our events. The combined advertising and sponsorship revenue from the tobacco and alcoholic beverage industries accounted for approximately 1.1% of our total revenues in fiscal 2003. In addition, the tobacco and alcoholic beverage industries have provided financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the NASCAR NEXTEL Cup and NASCAR Busch series. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer. In consideration for issuing the registered notes as contemplated in this prospectus, we will receive in exchange the outstanding notes in like principal amount. The outstanding notes surrendered in exchange for the registered notes will be retired and canceled and cannot be reissued. The issuance of the registered notes will not result in any increase in our indebtedness.

CAPITALIZATION

      The following table sets forth our capitalization as of May 31, 2004 on an actual historical basis. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this offering memorandum.

At May 31,
2004

(Unaudited)
(Dollars in
thousands)
Cash and cash equivalents	$364,275

Long-term debt, including current maturities:
Senior revolving credit facility(1)	$—
4.20% Senior Notes due 2009	151,869
5.40% Senior Notes due 2014	149,889
TIF bond debt service funding commitment	68,598
Term Loan	7,000

Total	377,356
Total shareholders’ equity	757,798

Total capitalization	$1,135,154

(1)	At May 31, 2004 we have the full amount available to draw upon under our $300.0 million revolving credit facility.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data as of and for each of the last five fiscal years in the period ended November 30, 2003 and for the six months ended May 31, 2003 and 2004. The selected financial data as of and for the five fiscal years in the period ended November 30, 2003, have been derived from our audited historical consolidated financial statements, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their reports thereon. The income statement data and balance sheet data as of and for the six months ended May 31, 2003 and May 31, 2004, have been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended May 31, 2004 are not necessarily indicative of results for the full year. Due to the sale of North Carolina in July 2004, its results of operations are presented as discontinued operations in all periods presented in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” You should read the selected financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes incorporated by reference in this offering memorandum.

	For the Year Ended November 30,					Six Months Ended May 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(Dollars in thousands)
Income Statement Data:
Revenues:
Admissions, net	$129,966	$186,192	$207,898	$207,080	$204,831	$88,302	$90,623
Motorsports related income	112,113	168,225	224,336	243,603	267,063	117,138	135,956
Food, beverage and merchandise income	46,036	66,392	69,863	69,791	74,087	31,154	33,686
Other income	2,587	4,900	5,218	7,283	6,089	2,871	3,118

Total revenues	290,702	425,709	507,315	527,757	552,070	239,465	263,383
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	42,946	65,389	79,973	88,486	97,938	42,457	46,641
Motorsports related expenses	50,568	79,977	96,137	97,030	100,147	43,350	46,916
Food, beverage and merchandise expenses	25,240	38,223	37,897	37,749	41,250	17,494	20,751
General and administrative expenses	54,061	72,901	77,534	77,948	83,584	39,596	43,260
Depreciation and amortization	23,807	47,117	50,679	39,157	42,135	20,510	22,020
Impairment of long-lived assets	—	—	—	—	—	—	13,217
Homestead-Miami Speedway track	—	—	—	—	2,829	2,829	—
reconfiguration

Total expenses	196,622	303,607	342,220	340,370	367,883	166,236	192,805

	For the Year Ended November 30,					Six Months Ended May 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(Dollars in thousands)
Operating income	94,080	122,102	165,095	187,387	184,187	73,229	70,578
Interest income	8,780	6,117	3,419	1,189	1,791	691	1,759
Interest expense	(6,839)	(30,380)	(26,505)	(24,277)	(23,179)	(11,783)	(12,468)
Loss on early redemption of debt	—	—	—	—	—	—	(4,988)
Equity in net (loss) income from equity investments	(1,819)	(631)	2,935	1,907	2,553	(3,022)	(2,935)
Minority interest	(796)	(100)	992	—	—	—	—
North Carolina Speedway litigation	—	(5,523)	—	—	—	—	—

Income from continuing operations before income taxes	93,406	91,585	145,936	166,206	165,352	59,115	51,946
Income taxes	37,924	42,350	60,603	64,224	64,940	23,548	21,118

Income from continuing operations before cumulative effect of accounting change	55,482	49,235	85,333	101,982	100,412	35,567	30,828
Income (loss) from discontinued operations, net of tax(1)	1,131	1,191	2,300	(59,732)	5,036	2,289	3,024
Cumulative effect of accounting change(2)	—	—	—	(453,228)	—	—	—

Net income (loss)	$56,613	$50,426	$87,633	$(410,978)	$105,448	$37,856	$33,852

Other Financial Data:
EBITDA (unaudited)(3)	$117,887	$169,219	$215,774	$226,544	$229,151	$96,568	$105,815
Cash flows from operations	100,440	140,074	160,686	178,614	194,736	112,220	118,094
Capital expenditures	126,596	132,661	98,379	53,521	72,587	22,774	39,559
Ratio of earnings to fixed charges(4)	9.5x	3.2x	4.9x	7.1x	7.2x	5.7x	5.2x
Selected Operating Data (unaudited)(5):
Number of grandstand seats(6)	790,000	910,000	998,000	990,000	994,000	993,000	995,000
Number of NEXTEL Cup events	12	16	17	17	17	7	7
Number of other major motorsports events(7)	17	31	37	35	34	13	11
Balance Sheet Data (at end of period):
Cash and cash equivalents	$37,811	$50,592	$71,004	$109,263	$223,973	$196,145	$364,275
Total assets	1,599,127	1,665,438	1,702,146	1,155,971	1,303,792	1,252,487	1,476,199
Total debt	498,722	475,716	411,702	315,381	308,131	309,221	377,356
Total shareholders’ equity	902,470	950,871	1,035,422	622,325	726,465	657,627	757,798

(1)	Reflects the accounting for the discontinued operations of North Carolina Speedway which was sold on July 1, 2004. The loss from discontinued operations in fiscal 2002 includes the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $64.0 million.

(2)	Reflects the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $453.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $3.4 million associated with our equity investment in Raceway Associates.

(3)	We calculate EBITDA as earnings before the cumulative effect of accounting change, income or loss from discontinued operations, income taxes, the North Carolina Speedway litigation expense, minority interest, equity in net income or loss from equity investments, the loss on early redemption of debt, interest expense (net of interest income), expenses relating to our Homestead-Miami Speedway track reconfiguration, the impairment of long-lived assets associated with Nazareth Speedway and depreciation and amortization. We believe EBITDA is a meaningful measure of performance as it is commonly used to analyze operating performance, liquidity and ability to service indebtedness. EBITDA should not be construed as income from operations, net income or cash flow from operations as determined by generally accepted accounting principles in the United States. Other companies may calculate EBITDA differently. The following table summarizes the calculation of EBITDA for the periods indicated:

						Six Months Ended
	Year Ended November 30,					May 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(Dollars in thousands)
Net income (loss)	$56,613	$50,426	$87,633	$(410,978)	$105,448	$37,856	$33,852
Cumulative effect of accounting change	—	—	—	453,228	—	—	—
(Income) loss from discontinued operations, net of tax	(1,131)	(1,191)	(2,300)	59,732	(5,036)	(2,289)	(3,024)
Income taxes	37,924	42,350	60,603	64,224	64,940	23,548	21,118
North Carolina Speedway litigation	—	5,523	—	—	—	—	—
Minority interest	796	100	(992)	—	—	—	—
Equity in net loss (income) from equity investments	1,819	631	(2,935)	(1,907)	(2,553)	3,022	2,935
Loss on early redemption of debt	—	—	—	—	—	—	4,988
Interest (income) expense, net	(1,941)	24,263	23,086	23,088	21,388	11,092	10,709
Homestead-Miami Speedway track reconfiguration	—	—	—	—	2,829	2,829	—
Impairment of long-lived assets	—	—	—	—	—	—	13,217
Depreciation and amortization	23,807	47,117	50,679	39,157	42,135	20,510	22,020

EBITDA	$117,887	$169,219	$215,774	$226,544	$229,151	$96,568	$105,815

(4)	For the purpose of computing this ratio, earnings consist of income from continuing operations before income taxes, equity in net income (loss) from equity investments and fixed charges (such fixed charges have been adjusted to exclude capitalized interest). Fixed charges consist of interest expense, including capitalized interest, amortization of loan costs related to long-term debt and the estimated interest component of rent expense. On a pro forma basis, giving effect to the use of a portion of the proceeds for the redemption of our 7.875% Senior Notes due 2004 and as if the redemption occurred at the beginning of the period, our ratio of earnings to fixed charges for the year ended November 30, 2003 would have been 8.1x and for the six months ended May 31, 2004 would have been 6.4x.

(5)	Does not include the operations of Chicagoland or Route 66 Raceway, which are not included in our operating income.

(6)	Represents number of grandstand seats at our majority-owned and/or operated major motorsports facilities as of November 30 for full year results and May 31 for semi-annual results.

(7)	Other major motorsports events means the NASCAR Busch Series, NASCAR Craftsman Truck Series, IRL IndyCar Series, Champ Car World Series, International Race of Champions and Automobile Racing Club of America events held at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Results of Operations

General

      We derive revenues primarily from (i) admissions to racing events and motorsports activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events and activities conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and activities.

      “Admissions” revenue includes ticket sales for all of our racing events, activities at DAYTONA USA and other motorsports activities and amusements.

      “Motorsports related income” primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. NASCAR contracts directly with certain network providers for television rights to the entire NASCAR NEXTEL Cup and NASCAR Busch series schedules. NASCAR’s current broadcast contracts with NBC Sports and Turner Sports extend through 2006 and through 2008 with FOX and its FX cable network (with the final two years at NASCAR’s option). Event promoters share in the television rights fees in accordance with the provision of the sanction agreement for each NASCAR NEXTEL Cup and NASCAR Busch series event. Under the terms of this arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR NEXTEL Cup or NASCAR Busch series event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter pays 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

      “Food, beverage and merchandise income” includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

      “Direct expenses” include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our motorsports events and activities, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

Critical Accounting Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. The following is a summary of our more significant accounting estimates and how they are applied in the preparation of the financial statements.

      Revenue Recognition. Advance ticket sales and event-related revenues for future events are deferred until earned, which is generally once the events are conducted. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the SEC in Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

      Accounts Receivable. We review the valuation of our accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

      Long-lived Assets and Goodwill. Our consolidated balance sheets include significant amounts of long-lived assets and goodwill. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

      Insurance. We use a combination of insurance and self-insurance for a number of risks including general liability, workers’ compensation, vehicle liability and employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering various historical trends and forward looking assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

      Derivative Instruments. From time to time, we utilize derivative instruments in the form of interest rate swaps to assist in managing our interest rate risk. We do not enter into any derivative instruments for trading purposes. All of our derivative instruments qualify, or have qualified, for the use of the “short-cut” method of accounting to assess hedge effectiveness in accordance with SFAS No. 133, as amended, and are recognized in our consolidated balance sheet at their fair value. The fair values of our derivative investments are based on quoted market prices at the date of measurement.

      Income Taxes. Our estimates of deferred income taxes and the significant items giving rise to deferred tax assets and liabilities reflect our assessment of actual future taxes to be paid on items reflected in our financial statements, giving consideration to both timing and probability of realization. Actual income taxes could vary significantly from these estimates due to future changes in income tax law or changes or adjustments resulting from final review of our tax returns by taxing authorities, which could also adversely impact our cash flow.

      Contingent Liabilities. Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. In the ordinary course of business we consult with legal counsel on matters related to litigation and other experts both within and outside our Company. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. We disclose the matter but do not accrue a liability if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable. Legal and other costs incurred in conjunction with loss contingencies are expensed as incurred.

Acquisition and Divestiture

      In May 2004, we announced that through our North Carolina Speedway, Inc. subsidiary we had entered into an agreement to acquire the assets of Martinsville Speedway, and to assume the operations as well as certain liabilities of Martinsville for approximately $192 million, plus certain acquisition costs. Martinsville is privately owned, and certain members of the France Family Group, which controls in excess of 60% of the combined voting interest of the Company, own 50% of Martinsville. The acquisition was funded by $100.4 million in proceeds from the sale of the assets of North Carolina Speedway and approximately $91.6 million in cash. The Martinsville acquisition closed on July 13, 2004. Martinsville’s operations will be included in our consolidated operations subsequent to the date of acquisition. Through May 31, 2004, we recorded approximately $2.3 million of capitalized acquisition related costs, which are included in other assets.

      Located in southern Virginia, Martinsville is one of only two one-half mile tracks on the NASCAR NEXTEL Cup Series circuit. It seats approximately 63,000 grandstand spectators and offers premium accommodations in the facility’s 25 suites. Martinsville annually conducts two NASCAR NEXTEL Cup and NASCAR Craftsman Truck series event weekends, including one during the Chase for the NASCAR NEXTEL Cup which will be included in our fiscal 2004 fourth quarter results of operations. In addition, Martinsville hosts a NASCAR Late Model Stock Car event annually. These events strengthen our presence in the motorsports industry and afford us further expansion opportunities in terms of seat and suite additions, as well as increased fan amenities.

      The purchase price for the Martinsville acquisition is subject to certain non-material adjustments and prorations of working capital, and will be allocated to the assets acquired and liabilities assumed based upon their fair market values at the acquisition date, as determined by an independent appraisal. Included in this acquisition are certain indefinite-lived intangible assets attributable to the NASCAR sanction agreements currently in place and goodwill.

      As required by the settlement agreement in the Ferko/ Vaughn litigation (“Settlement Agreement”) dated April 8, 2004, our North Carolina Speedway, Inc. subsidiary entered into an Asset Purchase Agreement with a subsidiary of SMI for the sale of the tangible and intangible assets and operations of North Carolina. Under the terms of the Settlement Agreement, SMI’s subsidiary purchased North Carolina’s assets and assumed its operations for approximately $100.4 million in cash. The sale of North Carolina’s assets closed on July 1, 2004 and we expect to record an approximate $36 million after-tax gain in our third quarter of fiscal 2004.

      For all periods presented, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the results of operations of North Carolina are presented as discontinued operations.

Impairment of Long-Lived Assets

      SFAS No. 144 requires impairment losses equal to the difference between the carrying value of the asset and its fair value to be recognized for long-lived assets, if events or circumstances indicate that the carrying value of an asset may not be recoverable. In May 2004, we announced our intention to request realignment of the NASCAR Busch Series and Indy Racing League IndyCar Series events, currently conducted at Nazareth Speedway to other motorsports facilities within our portfolio and our intention to suspend indefinitely major motorsports event operations at the facility after completion of its fiscal 2004 events. We believe that we can more successfully grow these events over the long term at a facility other than Nazareth and we are currently working toward realignments with the sanctioning bodies involved.

      The realignment of the events conducted at Nazareth and the indefinite suspension of major motorsports event operations at the facility are expected to have a significant adverse effect on Nazareth’s future revenues and cash flows. As a result of these changes in Nazareth’s operations, in the second quarter of fiscal 2004 a detailed analysis of Nazareth’s long-lived assets and their estimated future undiscounted cash flows was completed. The projected undiscounted cash flow analysis was not sufficient to recover the carrying amount of Nazareth’s property and equipment. We evaluated Nazareth’s long-lived assets’ estimated fair value using a discounted cash flow assessment as well as comparable prices for similar property, which resulted in the identification and measurement of an impairment loss of approximately $13.2 million, or $0.16 per diluted share.

Future Trends in Operating Results

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 84% of our revenues in fiscal 2003. In January 2003, NASCAR announced it would entertain and discuss proposals from track operators regarding potential realignment of NASCAR NEXTEL Cup Series dates to more geographically diverse and potentially more desirable markets where there may be greater demand, resulting in an opportunity for increased revenues to the track operators. In June 2003, we announced that NASCAR approved our proposal for realignment of NASCAR NEXTEL Cup Series events among certain of our facilities for the 2004 season. The net result of these realignments was that The California Speedway will host an additional NASCAR NEXTEL Cup Series event weekend during the Labor Day weekend beginning in 2004 and the schedule of events at North Carolina was reduced to one NASCAR NEXTEL Cup Series event weekend in February 2004. Further, in May 2004 we received NASCAR’s approval for the realignment of additional NASCAR NEXTEL Cup events in our portfolio beginning in fiscal 2005. The net results of these additional realignments is the addition of a second NEXTEL Cup weekend for Phoenix International Raceway beginning in 2005 and the reduction of Darlington’s event schedule by one NEXTEL Cup weekend. We believe that these realignments will result in a net positive impact to our fiscal 2004 and 2005 revenue and earnings and will provide an opportunity to increase the sport’s exposure in highly desirable markets, which will benefit the sport’s fans, teams, sponsors and television broadcast partners as well. NASCAR has indicated that it is open to discussion regarding additional date realignments. We believe we are well positioned to capitalize on these future opportunities.

      Fiscal 2001 was our first year under NASCAR’s multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and FX. These agreements cover the domestic broadcast of NASCAR’s NEXTEL Cup and Busch series racing seasons from 2001 through 2006. We expect media rights revenues, as well as variable costs tied to the percentage of broadcast rights fees required to be paid to competitors as part of NASCAR NEXTEL Cup and NASCAR Busch series sanction agreements, to continue to increase over the term of the current contracts based on NASCAR’s announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006. Television broadcast and ancillary rights fees received from NASCAR for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted at our wholly-owned facilities for the three months and six months ended May 31, 2004 were $39.6 million and $79.2 million, respectively, as compared to $32.4 million and $64.9 million, respectively, during the same periods of the prior year.

      NASCAR prize and point fund monies, as well as sanction fees (“NASCAR direct expenses”), are outlined in the sanction agreement for each event and are negotiated in advance of an event. As previously discussed, included in these NASCAR direct expenses are 25% of the domestic television broadcast rights fees allocated to our NASCAR NEXTEL Cup and NASCAR Busch series events as part of prize and point fund money. These annually negotiated contractual amounts paid to NASCAR contribute to the support and growth of the sport of NASCAR stock car racing through payments to the teams and sanction fees paid to NASCAR. As such, we do not expect these costs to decrease in the future as a percentage of admissions and motorsports related income. We anticipate any operating margin improvement to come primarily from economies of scale and controlling costs in areas such as motorsports related and general and administrative expenses.

      Current and future economic conditions may impact our ability to secure revenues from corporate marketing partnerships. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue renewal and expansion of existing marketing partnerships and establish new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

      An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to add capacity that we believe will provide an acceptable rate of return on invested capital. Through prudent expansion, we attempt to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. Advance ticket sales result in earlier cash flow and reduce the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue. We recognize that a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment and other lifestyle and business conditions, can negatively impact attendance at our events. Based upon recent economic conditions, we instituted only modest increases in our weighted average ticket prices for fiscal 2004. In addition, we have limited the expansion of capacity at our facilities in fiscal 2004 to approximately 1,400 additional seats at Richmond that have been sold on a season basis. We will continue to evaluate expansion opportunities, as well as the pricing and packaging of our tickets and other products, on an ongoing basis. Over the long term, we plan to continue to expand capacity at our speedways.

      From time to time, we are a party to routine litigation incidental to our business. We do not believe that the resolution of any or all of such litigation will have a material adverse effect on our financial condition or results of operations.

      Our future operating results could be adversely impacted by the postponement or cancellation of one or more major motorsports events. A postponement or cancellation could be caused by a number of factors, including inclement weather, a general postponement or cancellation of all major sporting events in this country (as occurred following the September 11, 2001 terrorist attacks), a terrorist attack at any mass gathering or fear of such an attack, conditions resulting from the war with Iraq or other acts or prospects of war.

Seasonality and Quarterly Results

      We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR NEXTEL Cup races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

      The 2004 IRL event weekend at Homestead-Miami Speedway was conducted in our first fiscal quarter as compared to being conducted in our second fiscal quarter in 2003. As well, the 2004 NASCAR Craftsman Truck Series event at Darlington will be conducted in our fourth fiscal quarter as compared to being conducted in our second fiscal quarter in 2003. These scheduling changes impact the comparability of the respective reporting periods.

      Because of the seasonal concentration of racing events, the results of operations for the three-and six-month periods ended May 31, 2003 and 2004 are not indicative of the results to be expected for the year.

      The following table sets forth, for each of the indicated periods, certain selected statement of operations data as a percentage of total revenues:

	Three Months		Six Months
	Ended		Ended

	May 31,	May 31,	May 31,	May 31,
	2003	2004	2003	2004

	(Unaudited)
Revenues:
Admissions, net	36.5%	34.8%	36.9%	34.4%
Motorsports related income	49.5	50.8	48.9	51.6
Food, beverage and merchandise income	12.7	13.1	13.0	12.8
Other income	1.3	1.3	1.2	1.2

Total revenues	100.0	100.0	100.0	100.0

	Three Months		Six Months
	Ended		Ended

	May 31,	May 31,	May 31,	May 31,
	2003	2004	2003	2004

	(Unaudited)
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	19.9	19.5	17.7	17.7
Motorsports related expenses	21.0	19.4	18.1	17.8
Food, beverage and merchandise expenses	7.9	8.3	7.3	7.9
General and administrative expenses	16.4	16.4	16.5	16.4
Depreciation and amortization	8.8	8.3	8.6	8.4
Impairment of long-lived assets	—	10.0	—	5.0
Homestead-Miami Speedway track reconfiguration	2.4	—	1.2	—

Total expenses	76.4	81.9	69.4	73.2

Operating income	23.6	18.1	30.6	26.8
Interest income	0.4	0.8	0.3	0.6
Interest expense	(4.9)	(5.3)	(4.9)	(4.7)
Loss on early redemption of debt	—	(3.8)	—	(1.9)
Equity in net loss from equity investments	(1.2)	(0.9)	(1.3)	(1.1)

Income from continuing operations before income taxes	17.9	8.9	24.7	19.7
Income taxes	7.2	3.9	9.8	8.0

Income from continuing operations	10.7	5.0	14.9	11.7
(Loss) income from discontinued operations	(0.3)	(0.4)	0.9	1.2

Net income	10.4%	4.6%	15.8%	12.9%

Comparison of the Results for the Three and Six Months Ended May 31, 2004 to the Results for the Three and Six Months Ended May 31, 2003.

      Admissions revenue increased approximately $2.6 million, or 5.9%, for the three months ended May 31, 2004, as compared to the three months ended May 31, 2003. This increase was primarily attributable to:

•	increased attendance for the NASCAR NEXTEL Cup weekends at Talladega and Darlington;

•	increased attendance for the NASCAR Busch Series event at California preceding the sold-out NASCAR NEXTEL Cup event at that facility;

•	increased seating capacity for the sold-out NASCAR NEXTEL Cup event as well as increased attendance for the NASCAR Busch Series event at Richmond, and;

•	increased attendance for certain motorcycle races at Daytona.

      To a lesser extent, an increase in the weighted average ticket price for events at Richmond contributed to the increase. These increases were partially offset by the timing of the IRL weekend at Homestead-Miami and the NASCAR Craftsman Truck Series event at Darlington as well as implementation of a new tiered pricing structure for the Talladega events.

      Admissions revenue increased approximately $2.3 million, or 2.6%, for the six months ended May 31, 2004, as compared to the six months ended May 31, 2003. This increase was primarily attributable to the previously discussed second quarter increases in attendance and seating capacity. To a lesser extent, an increase in the weighted average ticket price for events at Richmond and certain support events during Speedweeks at Daytona contributed to the increase. These increases were partially offset by attendance decreases for certain Speedweeks events supporting our sold-out Daytona 500, including the Busch Series event which was rescheduled to the following Monday due to inclement weather, implementation of a new tiered pricing structure for the events at Talladega, and, to a lesser extent, the timing of the NASCAR Craftsman Truck Series event at Darlington.

      Motorsports related income increased approximately $8.2 million, or 13.8%, and approximately $18.8 million, or 16.1%, for the three months and six months ended May 31, 2004, respectively, as compared to the same periods of the prior year. These increases were primarily attributable to television broadcast rights fees for NASCAR NEXTEL Cup and NASCAR Busch series events conducted during the respective periods. Advertising, sponsorship and hospitality revenues and other race related revenues for events conducted during the periods also contributed to the increase. These increases were partially offset by the previously described timing of events at Homestead-Miami and Darlington and a decrease in licensing revenues.

      Food, beverage and merchandise income increased approximately $2.2 million, or 14.6%, and approximately $2.5 million, or 8.1%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. These increases were primarily attributable to our Americrown subsidiary assuming certain operations that were conducted by third party vendors paying us a commission on sales in prior years combined with the previously described attendance increases. Sales at the gift shop adjacent to DAYTONA USA also contributed to the increases. These increases were partially offset by the previously described timing of events at Homestead-Miami and Darlington. Further, the increase during the six month period was significantly offset by nonrecurring income of approximately $1.6 million, or $0.02 per diluted share, recorded in the 2003 fiscal period related to our ongoing activities to audit third party vendors’ sales reports for prior years.

      Prize and point fund monies and NASCAR sanction fees increased approximately $2.0 million, or 8.5%, and approximately $4.2 million, or 9.9%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. These increases were primarily due to increased prize and point fund monies paid by NASCAR to participants in events conducted during the periods. These increases were primarily attributable to the increased television broadcast rights fees for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted during the periods, as standard NASCAR sanction agreements require that a specified percentage of broadcast rights fees be paid to competitors.

      Motorsports related expenses increased approximately $555,000, or 2.2%, and approximately $3.6 million, or 8.2%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. The increases were primarily attributable to increased operating costs for certain events and other activities conducted during the periods. The increase for the three-month period was significantly offset by the timing of the IRL weekend at Homestead-Miami mainly due to non-NASCAR sanction fees recorded as part of motorsports related expenses. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased to approximately 22.6% during the three-month period ended May 31, 2004, as compared to 24.4% during the same period in the prior year, mainly due to the increase in television broadcast rights fees and the previously discussed timing of the Homestead-Miami IRL weekend. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased to approximately 20.7% for the six-month period ended May 31, 2004, as compared to 21.1% during the same period in the prior year, mainly due to increased television broadcast rights fees offsetting increases in operating costs and non-NASCAR sanction fees.

      Food, beverage and merchandise expenses increased approximately $1.7 million, or 18.1%, and approximately $3.3 million, or 18.6%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. These increases were primarily attributable to increased product and other variable costs associated with increased sales and to our Americrown subsidiary assuming certain operations that were conducted by third party vendors paying us a commission on sales in prior years. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income increased to approximately 64.2% and 61.6% for the three months and six months ended May 31, 2004, respectively, as compared to 62.3% and 56.2% for the same respective periods in the prior year. These increases are primarily attributable to the current period costs for our Americrown subsidiary’s assumption of certain operations that were conducted by third party vendors paying us a commission on sales in prior years. As well, the previously discussed nonrecurring income related to third party vendor audits recorded in the first quarter of the prior year contributed significantly to the favorable margin during that period. These increases are partially offset by increased sales and margin improvement for our Americrown subsidiary’s concession business.

      General and administrative expenses increased approximately $2.2 million, or 11.1%, and approximately $3.7 million, or 9.3%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. These increases were attributable to a net increase in a number of costs related to the expansion of our ongoing business as well as certain strategic development costs. General and administrative expenses as a percentage of total revenues were consistent for the three- and six-month periods ended May 31, 2004, as compared to the same periods in the prior year, with increased television broadcast rights fees for NASCAR NEXTEL Cup and NASCAR Busch series events offsetting increases in general and administrative expenses.

      Depreciation and amortization expense increased approximately $570,000, or 5.4%, and approximately $1.5 million, or 7.4%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. These increases were primarily attributable to the track reconfiguration project at Homestead-Miami completed in the fourth quarter of fiscal 2003, the installation of SAFER (steel and foam energy reduction) walls at Richmond, Homestead-Miami, Phoenix, Talladega and California, a new pedestrian/vehicular tunnel at Phoenix, certain strategic technology initiatives and other ongoing improvements to our facilities.

      The approximately $13.2 million, or $0.16 per diluted share, non-cash charge for impairment of long-lived assets relates to our previously discussed strategic decision to request realignment of the NASCAR and IRL race event dates from Nazareth to other facilities within our portfolio beginning in fiscal 2005.

      During the second quarter of fiscal 2003 we recorded a non-cash before-tax charge of approximately $2.8 million, or $0.03 per diluted share, for the net book value of certain undepreciated assets removed in connection with a major track reconfiguration project at Miami. The project increased the track banking to a maximum of 20 degrees in the turns through an innovative variable-degree banking system which we believe succeeded in enhancing the quality of racing entertainment at this facility.

      Interest income increased by approximately $628,000, or 131.7%, and approximately $1.1 million, or 154.6%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. The increases were primarily due to higher cash balances in the current year period, which included the proceeds of the $300 million senior notes issued in April 2004.

      Interest expense increased by approximately $1.1 million, or 19.5%, and approximately $685,000, or 5.8%, for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year. On April 23, 2004, we closed on a private placement of $150 million 4.20 percent senior notes due 2009, and $150 million 5.40 percent senior notes due 2014 (collectively the “2004 Senior Notes”). We used a substantial majority of the net proceeds from the transaction to redeem our existing $225 million 7.875 percent senior notes issued in October 1999 and due October 15, 2004 (“1999 Senior Notes”), including the payment of redemption premium and accrued interest on May 28, 2004. Interest on the 2004 Senior Notes issued in April 2004 was approximately $1.5 million. In addition, we continued to incur interest of approximately $1.6 million on our previously existing 1999 Senior Notes from April 23, 2004 through May 28, 2004. The increase in interest for the 2004 Senior Notes was partially offset by the amortization of premium on an interest rate swap terminated early in the current year, a decrease in the amount outstanding on a term loan for our Homestead-Miami facility and an increase in capitalized interest.

      As discussed above, we used the proceeds from our 2004 Senior Notes to redeem and retire all of our outstanding 1999 Senior Notes. As a result, in the second quarter of fiscal 2004 we recorded an approximately $5.0 million loss on early retirement of debt comprised of a redemption premium of approximately $5.3 million, associated unamortized net deferred financing costs and unamortized original issuance discount, which were partially offset by gain recognition on unamortized deferred interest rate swap terminations associated with the 1999 Senior Notes.

      Equity in net loss from equity investments represents our pro rata share of the current losses from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway. Because of the seasonal concentration of racing events at these facilities, the results of operations for the three- and six-month periods ended May 31, 2004 and May 31, 2003 are not indicative of the results to be expected for the year.

      The increase in our effective income tax rate for the three months and six months ended May 31, 2004, as compared to the same periods of the prior year, is primarily attributable to state tax implications related to the impairment of Nazareth’s long-lived assets and, to a lesser extent, an increase in our blended state tax rate. In addition, the effective income tax rate of our continuing operations increased in all periods presented as a result of the allocation of income taxes to North Carolina, which are presented as discontinued, net of tax. Because of the aforementioned items, our effective income tax rate on continuing operations is 43.9% for the second quarter of fiscal 2004. We expect our effective income tax rate on continuing operations for each of the third and fourth quarters of fiscal 2004 to be approximately 39.3%.

      The operations of North Carolina are presented as discontinued operations, net of tax, from the beginning of each period presented in accordance with SFAS No. 144. As previously discussed, the sale of North Carolina’s assets to SMI closed on July 1, 2004.

      As a result of the foregoing, our net income decreased approximately $6.4 million, or $0.13 per diluted share, and approximately $4.0 million, or $0.07 per diluted share, for the three months and six months ended May 31, 2004, respectively, as compared to the same respective periods of the prior year.

Liquidity and Capital Resources

General

      We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our Class A Common Stock, the net proceeds from the issuance of long-term debt, borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At May 31, 2004, we had cash, cash equivalents and short-term investments totaling approximately $364.5 million, $300.0 million principal amount of senior notes outstanding, total borrowings of $7.0 million under a term loan, and a debt service funding commitment of approximately $69.9 million principal amount related to the taxable special obligation revenue (“TIF”) bonds issued by the Unified Government of Wyandotte County/ Kansas City, Kansas (“Unified Government”). We had working capital of approximately $221.3 million at May 31, 2004. At November 30, 2003 we had a working capital deficit of $104.8 million primarily due to the 1999 Senior Notes, which were repaid in full in May 2004 with the proceeds from issuance of the 2004 Senior Notes.

      Our current liquidity is primarily generated from our ongoing motorsports operations, and we expect our strong operating cash flow to continue in the future. In addition, we have the full amount available to draw upon under our $300.0 million revolving credit facility (“Credit Facility”), if needed. See “Future Liquidity” for additional disclosures relating to our Credit Facility and certain risks that may affect our near term operating results and liquidity.

Cash Flows

      Net cash provided by operating activities was approximately $118.1 million for the six months ended May 31, 2004, compared to approximately $112.2 million for the six months ended May 31, 2003. The difference between our net income of approximately $33.9 million and the approximately $118.1 million of operating cash flow was primarily attributable to:

•	an increase in deferred income of approximately $60.4 million;

•	depreciation and amortization of approximately $22.0 million;

•	an impairment of long-lived assets of approximately $13.2 million;

•	deferred income taxes of approximately $9.3 million;

•	a loss on early retirement of debt of approximately $5.0 million; and

•	undistributed loss from equity investments of approximately $2.9 million.

      These differences are partially offset by an increase in inventories, prepaid expenses and other assets of approximately $11.5 million, an increase in receivables of approximately $11.3 million and a decrease in accounts payable and other liabilities of approximately $6.4 million.

      Net cash used in investing activities was approximately $41.1 million for the six months ended May 31, 2004, compared to approximately $19.5 million for the six months ended May 31, 2003. Our use of cash for investing activities reflects approximately $39.6 million in capital expenditures, as further described below, and approximately $1.1 million of capitalized acquisition costs related to the Martinsville Speedway, as further described below.

      Net cash provided by financing activities was approximately $63.3 million for the six months ended May 31, 2004, compared to the net cash used in financing activities of approximately $5.8 million for the six months ended May 31, 2003. Our cash provided by financing activities reflects the proceeds from the issuance of the 2004 Senior Notes of approximately $299.6 million and the proceeds from the termination of the interest rate swap agreements of approximately $2.8 million. These proceeds from financing activities were partially offset by the retirement of our 1999 Senior Notes and payments on our term loan aggregating approximately $231.5 million, payment of the redemption premium attributable to the 1999 Senior Notes of approximately $5.3 million and payment of deferred financing costs related to the 2004 Senior Notes of approximately $1.9 million.

Capital Expenditures

      Capital expenditures totaled approximately $39.6 million for the six months ended May 31, 2004, compared to approximately $22.8 million for the six months ended May 31, 2003. Capital expenditures during the six months ended May 31, 2004, were related to acquisition of land and land improvements for expansion of parking, camping capacity and other uses, the installation of SAFER (steel and foam energy reduction) walls at several facilities, track lighting projects at California and Darlington, increased grandstand seating capacity at Richmond, construction of an IMAX theater at DAYTONA USA, the purchase of equipment and other assets associated with our food, beverage and merchandising operations and a variety of other improvements and renovations to our facilities.

      Based on capital projects currently approved we expect to make capital expenditures totaling approximately $138.1 million subsequent to May 31, 2004, which are expected to be completed within the next 24 months. This includes our previously announced multi-faceted infield renovation project at Daytona, the acquisition of land and land improvements for expansion of parking, camping capacity and other uses, the installation of SAFER (steel and foam energy reduction) walls at several facilities, the installation of and completion of track lighting projects at Phoenix, California and Darlington, the purchase of equipment and other assets associated with our food, beverage and merchandising operations and a variety of other improvements and renovations to our facilities.

      During the third quarter of 2004, we expect to record a non-cash before tax charge of less than $1 million for the net book value of certain undepreciated assets removed in connection with the infield renovation project at Daytona.

      As a result of these currently approved projects and current year capital expenditures made through May 31, 2004, we expect our total fiscal 2004 capital expenditures will be approximately $135 – $145 million at our existing facilities.

      We review the capital expenditure program periodically and modify it as required to meet current business needs.

Future Liquidity

      On April 23, 2004, we completed an offering of $300.0 million principal amount of unsecured senior notes in a private placement. At May 31, 2004, outstanding 2004 Senior Notes totaled approximately $301.8 million, net of unamortized discounts and premium, which is comprised of $150.0 million principal amount unsecured senior notes, which bear interest at 4.2% and are due April 2009 and $150.0 million principal amount unsecured senior notes, which bear interest at 5.4% and are due April 2014. The 2004 Senior Notes require semi-annual interest payments beginning October 15, 2004 through their maturity. The 2004 Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at redemption prices as defined in the indenture. Our subsidiaries are guarantors of the 2004 Senior Notes.

      Total gross proceeds from the sale of the 2004 Senior Notes were $300.0 million, net of discounts of approximately $431,000 and approximately $2.4 million of deferred financing fees. The deferred financing fees will be treated as additional interest expense and amortized over the life of the 2004 Senior Notes on an effective yield method. In March 2004, we entered into interest rate swap agreements to effectively lock in the interest rate of approximately $150.0 million of the 4.2% Senior Notes. We terminated these interest rate swap agreements on April 23, 2004 and received approximately $2.2 million, which is being amortized over the life of the 4.2% Senior Notes.

      In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds in connection with the financing of construction of Kansas Speedway. At May 31, 2004 outstanding TIF bonds totaled approximately $68.6 million, net of the unamortized discount, which is comprised of a $20.2 million principal amount, 6.15% term bond due December 1, 2017 and a $49.7 million principal amount, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government with payments made in lieu of property taxes (“Funding Commitment”) by our wholly-owned subsidiary, Kansas Speedway Corporation. Principal (mandatory redemption) payments per the Funding Commitment are payable by Kansas Speedway Corporation on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. Kansas Speedway Corporation granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. We have agreed to guarantee Kansas Speedway Corporation’s Funding Commitment until certain financial conditions have been met. In October 2002, the Unified Government issued subordinate sales tax special obligation revenue bonds (“2002 STAR Bonds”) totaling approximately $6.3 million to reimburse us for certain construction already completed on the second phase of the Kansas Speedway project and to fund certain additional construction. The 2002 STAR Bonds, which require annual debt service payments and are due December 1, 2022, will be retired with state and local taxes generated within the Kansas Speedway’s boundaries and are not our obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At May 31, 2004, the Unified Government had $5.8 million in 2002 STAR Bonds outstanding. Under a keepwell agreement, we have agreed to provide financial assistance to Kansas Speedway Corporation, if necessary, to support its guarantee of the 2002 STAR Bonds.

      Our $300.0 million Credit Facility is scheduled to mature in September 2008, and accrues interest at LIBOR plus 62.5 – 150 basis points, based on our highest debt rating as determined by specified rating agencies. At May 31, 2004, we did not have any borrowings outstanding under the Credit Facility.

      Our Homestead-Miami subsidiary’s $7.0 million Term Loan is guaranteed by us. The final payment under the Term Loan is payable on December 31, 2004. Our Homestead-Miami subsidiary has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term

Loan at 5.60% plus 50 – 100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period.

      We are a member of Motorsports Alliance, LLC (owned 50% by us and 50% by Indianapolis Motor Speedway LLC), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway. Raceway Associates has a term loan arrangement, which requires quarterly principal and interest payments and matures November 15, 2012, and a $15 million secured revolving credit facility, which matures September 15, 2005. At May 31, 2004, Raceway Associates had approximately $40.4 million outstanding under its term loan and no borrowings outstanding under its credit facility. Under a keepwell agreement, the members of Motorsports Alliance have agreed to provide financial assistance to Raceway Associates, if necessary, on a pro rata basis to support performance under its term loan and credit facility.

      At May 31, 2004, we had contractual cash obligations to repay debt and to make payments under operating agreements, leases and commercial commitments in the form of guarantees and unused lines of credit.

      Payments due under these long-term obligations are as follows as of May 31, 2004 (in thousands):

	Obligations Due by Period

		Less Than	2-3		After 5
	Total	One Year	Years	4-5 Years	Years

Long-term debt	$376,885	$7,390	$1,140	$151,685	$216,670
Track facility operating agreement	43,650	2,220	4,440	4,440	32,550
Other operating leases	11,611	3,377	3,737	1,175	3,322

Total Contractual Cash Obligations	$432,146	$12,987	$9,317	$157,300	$252,542

      Commercial commitment expirations are as follows as of May 31, 2004 (in thousands):

	Commitment Expiration by Period

		Less Than	2-3		After 5
	Total	One Year	Years	4-5 Years	Years

Guarantees	$5,760	$685	$1,320	$905	$2,850
Keepwell agreements	20,200	2,400	4,800	4,800	8,200
Unused credit facilities	302,101	2,101	—	300,000	—

Total Commercial Commitments	$328,061	$5,186	$6,120	$305,705	$11,050

      During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. Our efforts have included the evaluation of many different locations, including the Meadowlands Sports Complex in New Jersey. Most recently we identified a combination of land parcels in the New York City borough of Staten Island that could potentially be utilized for the development of a major speedway. During the three months ended May 31, 2004, we capitalized approximately $1.0 million in legal, consulting and other costs related to our negotiations, through a wholly-owned subsidiary, for the purchase of these parcels. In July 2004, through a joint venture arrangement with Related Retail Corporation (“Related”), we entered into agreements for the purchase of 676 acres of waterfront property in the New York City borough of Staten Island. Due to confidentiality clauses in the purchase agreements, financial terms have not been disclosed. As per the agreements, we are conducting due diligence on the property. Closing of the land purchases is contingent upon our and Related’s determination of a successful outcome of due diligence, and the preliminary results of a detailed feasibility study. In addition, the ultimate decision of whether to develop a motorsports facility in the area will be based on the overall results of a detailed feasibility study, including estimated construction cost, availability of public financing, permitting considerations, traffic and transportation analyses and other necessary project reviews. In light of NASCAR’s publicly announced position regarding additional potential realignment of the NASCAR NEXTEL Cup Series schedule, we also believe there are potential development opportunities in new, untapped markets across the country, including the Pacific Northwest. As such, we are exploring opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets. The possibility of establishing a public/private partnership varies greatly, however, from market to market.

      Our cash flow from operations consists primarily of ticket, hospitality, merchandise, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial results depend significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting marketing dollars available from the motorsports industry’s principal sponsors. Consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war with Iraq and could be similarly affected by any future attacks or fear of such attacks, or by conditions resulting from other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. In addition, the Internal Revenue Service (the “Service”) is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999, 2000, 2001 and 2002 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 “Accounting for Income Taxes,” we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets in our consolidated balance sheet as of May 31, 2004. We believe that our application of the federal income tax regulations in question, which have been applied consistently since being adopted in 1986 and have been subjected to previous Service audits, is appropriate and we intend to vigorously defend the merits of our position, if necessary. While an adverse resolution of these matters could result in a material negative impact on cash flow, we believe that we have provided adequate reserves in our consolidated financial statements as of May 31, 2004, and, as a result, do not expect that such an outcome would have a material adverse effect on results of operations.

      While the items discussed above could adversely affect our financial success and future cash flow, we believe that cash flows from operations, along with existing cash, cash equivalents, short-term investments and available borrowings under our Credit Facility, will be sufficient to fund:

•	operations and approved capital projects at existing facilities for the foreseeable future;

•	payments required in connection with the funding of the Unified Government’s debt service requirements related to the TIF bonds;

•	payments related to our existing debt service commitments;

•	any potential payments associated with our keepwell agreements; and

•	any adjustment that may ultimately occur as a result of the examination by the Service;

      We intend to pursue further development and/or acquisition opportunities (including the possible development of new motorsports facilities, including the New York metropolitan area, the Pacific Northwest and other areas), the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Inflation

      We do not believe that inflation has had a material impact on our operating costs and earnings.

MOTORSPORTS INDUSTRY OVERVIEW

      The motorsports industry consists of several distinct categories of auto racing, each with its own organizing body and sanctioned racing events. The Federation Internationale de l’Automobile, or FIA, based in Paris, France, is a worldwide governing body for auto racing, with representative members in more than 100 countries. The FIA’s United States representative is the Automobile Competition Committee of the United States (“ACCUS”), which in turn consists of the following eight member sanctioning organizations:

NASCAR	National Association for Stock Car Auto Racing
IRL	Indy Racing League
Grand American	Grand American Road Racing Association
NHRA	National Hot Rod Association
IMSA	International Motorsports Association
SCCA	Sports Car Club of America
USAC	United States Auto Club
CART	Championship Auto Racing Teams

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all United States motorsports events estimated at more than 15 million people. The NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events, and open wheel events sanctioned primarily by the IRL, are generally the most popular motorsports events in the United States. The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events. We derived approximately 84% of our fiscal 2003 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Total spectator attendance for NASCAR events (including all NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series races) grew at a compound annual rate of approximately 7.0% from 1993 to 2003, greater than any other major U.S. professional sport. Nearly 350 million viewers watched NASCAR NEXTEL Cup and NASCAR Busch series televised events in 2003, a 50% increase over 2000. In addition, the NASCAR Busch Series average household viewership outperformed regular season average household viewership for the National Basketball Association and Major League Baseball by 20% and 50%, respectively, in 2003. The NASCAR NEXTEL Cup Series continues to be the second most-watched regular season sport on television and second highest rated among male viewers ages 18-34 and ages 18-49, behind only the National Football League. In addition, the 2003 EA Sports 500 from Talladega earned a 5.5 Nielsen rating, representing nearly 6 million viewers, the highest NASCAR NEXTEL Cup Series rating for an auto race that was broadcast in direct television competition with the National Football League.

Economics of Auto Racing

      Motorsports events generally are heavily promoted, with a number of supporting events surrounding each main race event. Examples of supporting events include secondary races, qualifying time trials, practice sessions, driver autograph sessions, automobile and product expositions, catered parties, fan forums, live television and radio shows and other related events, which are all designed to maximize the spectators’ overall entertainment experience and enhance the value to sponsors. The primary participants in the business of auto racing are sanctioning bodies, spectators, track operators, sponsors, broadcast and media partners, major automobile manufacturers, drivers, crew members, team owners and vendors of officially licensed merchandise.

Sanctioning Bodies

      Sanctioning bodies such as NASCAR and IRL sanction events at various race venues in exchange for fees from track operators. Sanctioning bodies are responsible for all aspects of race management necessary to conduct the event. They are responsible for regulating racing cars, drivers and teams, providing officials to ensure fair competition, as well as administering the purse and prize payments.

Spectators

      Motorsports is among the most watched sports worldwide and is among the fastest growing spectator sports in the United States. Annual attendance at all U.S. motorsports events is estimated to be more than 15 million people. We believe that the profile of the growing base of spectators, including demographics such as household income, education, gender and age, has considerable appeal to the primary participants in the business of auto racing.

Track Operators

      Track operators, such as ISC, market and promote events at their facilities. Their principal revenue sources generally include admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, the sale of merchandise, food and beverage concessions, hospitality fees paid for catered receptions and private parties, luxury suite and hospitality village rentals, parking and advertising on track signage and in souvenir racing programs. Sanction agreements require race track operators to pay fees for each sanctioned event conducted, including sanction fees and prize and championship point fund monies.

Sponsors

      Drawn to the sport by its attractive demographics, the strong brand loyalty of the fans, and opportunities to build relationships with other corporate partners, sponsors are active in all aspects of auto racing. In addition to supporting racing teams by direct sponsorship of a team, which funds certain costs of their operations, sponsors support track operators by paying fees associated with rights to official status designations for specified product categories and the naming of events such as the Hershey’s Kisses 300, the Banquet 400 or the Ford 400. In addition, premier racing events such as the Daytona 500 frequently have multiple official corporate sponsors. Sponsors negotiate to receive specified advertising exposure through television and radio coverage, newspapers, race programs, brochures and advertising at the track. Finally, sponsors pay fees to track operators for the use of proprietary logos and trademarks to promote the sponsor’s association with an event and drive retail sales.

Broadcasting and Media Partners

      Broadcasters and other media channels arrange rights agreements directly with the individual sanctioning bodies. Broadcasters receive revenue from corporate sponsors and advertisers for promotional airtime during race events. Strong television performance and ongoing popularity of motorsports events are important because they help drive incremental advertising revenue. In addition, strong television performance raises the value of the overall rights contract, increasing the potential for a more lucrative deal in the future, which would drive revenue for all constituents. Finally, broadcasters play a significant role in promoting the sport by providing strong graphics, production values, music and talent, which all add to an exciting broadcast experience for fans.

Major Automobile Manufacturers

      Major automobile manufacturers, such as General Motors, Ford, DaimlerChrysler, Toyota and Honda play a key role in the success of the sport by providing financial support to drivers, teams and track operators; technological support in the form of research and development; and exposure for the sport through advertising and dealer promotion.

      Beginning in 2004, Toyota further elevated its presence in motorsports by participating in the NASCAR Craftsman Truck Series, bringing its reputation for innovation and performance to the nation’s number one truck racing series.

Drivers and Crew Members

      The majority of drivers contract directly with individual team owners; however, some drivers own their teams. Drivers generally receive income from contracts with team owners, sponsorship fees and prize money. Drivers may also receive income from personal endorsement and merchandise licensing fees. The success and personality of a driver is an important marketing advantage because it can help attract corporate sponsorships and generate sales for vendors of officially licensed merchandise, including us. The efforts of each driver are supported by a number of other crew members, all of whom are supervised by a crew chief or team manager.

Team Owners

      Team owners generally bear the financial risk of placing their teams in competition. They contract with drivers, acquire racing vehicles and support equipment, hire pit crews and mechanics and arrange sponsorship of their teams. Team owners generally receive income principally from sponsorships and prize money.

Merchandise Vendors

      The growing popularity of motorsports events, combined with the demographics of the spectators, has resulted in substantial revenue growth for vendors of officially licensed racing-related merchandise. For example, according to NASCAR, sales of apparel, souvenirs, collectibles, automotive after-market accessories and other merchandise licensed by NASCAR, drivers, teams and track operators have climbed from approximately $80 million in 1990 to an estimated $2.1 billion in 2003.

NASCAR

      The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles. Stock car races are conducted on oval tracks, including short tracks of one-half mile or less in length, intermediate tracks between one-half mile and one mile in length and superspeedways of one mile or greater in length, as well as permanent road courses. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events.

      Professional stock car racing developed in the southeastern United States in the 1930’s. It began to mature in 1947 when William H.G. France (the father of our Chairman and CEO and the grandfather of our President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, we completed construction of Daytona International Speedway and promoted the first Daytona 500. The motorsports industry began to gather momentum in the mid-1960’s, when major North American automobile and tire manufacturers first offered engineering and financial support. Evolving from the NASCAR Grand National Series that began in 1950, NASCAR created the NASCAR Winston Cup Series in the early 1970’s. Beginning in 2004, Nextel Communications replaced Winston as sponsor of the Cup Series. The NASCAR NEXTEL Cup Series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states in 2004. No track currently promotes more than two NASCAR NEXTEL Cup Series championship point events. The following table shows the 2004 NASCAR NEXTEL Cup Series schedule (events held at facilities currently operated by us or in which we have a financial interest are noted in bold):

2004 NASCAR NEXTEL CUP SERIES SCHEDULE

Television
Date	Facility	Network

Feb 7 *	Daytona International Speedway	TNT
Feb 12 *	Daytona International Speedway	TNT
Feb 15	Daytona International Speedway	NBC
Feb 22 **	North Carolina Speedway	FOX
Mar 7	Las Vegas Motor Speedway	FOX
Mar 14	Atlanta Motor Speedway	FOX
Mar 21	Darlington Raceway	FOX
Mar 28	Bristol Motor Speedway	FOX
Apr 4	Texas Motor Speedway	FOX
Apr 18 ***	Martinsville Speedway	FOX
Apr 25	Talladega Superspeedway	FOX
May 2	California Speedway	FOX
May 15	Richmond International Raceway	FX
May 22*	Lowe’s Motor Speedway	FX
May 30	Lowe’s Motor Speedway	FOX
Jun 6	Dover Downs International Speedway	FX
Jun 13	Pocono Raceway	FOX
Jun 20	Michigan International Speedway	FOX
Jun 27	Infineon Raceway	FOX
Jul 3	Daytona International Speedway	FOX
Jul 11	Chicagoland Speedway	NBC
Jul 25	New Hampshire International Speedway	TNT
Aug 1	Pocono Raceway	TNT
Aug 8	Indianapolis Motor Speedway	NBC
Aug 15	Watkins Glen International	TNT
Aug 22	Michigan International Speedway	TNT
Aug 28	Bristol Motor Speedway	TNT
Sep 5	California Speedway	NBC
Sep 11	Richmond International Raceway	TNT
Sep 19	New Hampshire International Speedway	TNT
Sep 26	Dover Downs International Speedway	TNT
Oct 3	Talladega Superspeedway	NBC
Oct 10	Kansas Speedway	NBC
Oct 16	Lowe’s Motor Speedway	NBC
Oct 24 ***	Martinsville Speedway	NBC
Oct 31	Atlanta Motor Speedway	NBC
Nov 7	Phoenix International Raceway	NBC
Nov 14	Darlington Raceway	NBC
Nov 21	Homestead-Miami Speedway	NBC

*	Represent non-championship point events

**	Sold by us on July 1, 2004

***	Acquired by us on July 13, 2004

      Including our indirect interest in Chicagoland and the mid-year acquisition of Martinsville, our 2004 financial results from continuing operations are expected to include 20 NASCAR NEXTEL Cup Series races. In 2005, we are scheduled to host 21 NASCAR NEXTEL Cup Series races.

      NASCAR also sanctions various other racing events and series, including the NASCAR Busch and NASCAR Craftsman Truck series. Many track operators, including us, host a NASCAR Busch or a NASCAR Craftsman Truck series event in conjunction with a NASCAR NEXTEL Cup Series event in order to boost overall attendance for a race weekend. In 2004, 34 NASCAR Busch Series events will be promoted at 26 tracks in 21 states. Including our indirect interest in Chicagoland, our 2004 financial results from continuing operations are expected to include 15 NASCAR Busch Series events, all of which are scheduled to be televised on FOX, NBC, TNT or FX. In 2005, we are scheduled to host 15 NASCAR Busch Series events. In 2004, 25 NASCAR Craftsman Truck Series events are scheduled to be promoted at 23 tracks in 19 states. Including our mid-year acquisition of Martinsville our 2004 financial results from continuing operations are expected to include nine NASCAR Craftsman Truck Series races, all of which are scheduled to be televised on Speed Channel. In 2005, we are scheduled to host nine NASCAR Craftsman Truck Series events.

Attractive Fan Demographics

      NASCAR’s growing fan base is attractive to advertisers and sponsors. One in three U.S. adults currently follow the sport. Moreover, NASCAR’s fan base covers every region of the country and spans every age group, with particular strength among 18-34 year olds, a prime-spending group targeted by advertisers. NASCAR fans also rank among the highest of all major U.S. sports in terms of household income distribution, with approximately 42% of fans earning more than $50,000 per year. This translates into higher amounts of available discretionary spending. NASCAR has implemented initiatives to further diversify and expand its fan base. Currently, 40% of NASCAR fans are women, giving sponsors significant exposure to the prime purchasing decision-makers. From 1999 to 2002, the number of Hispanic and African-American fans has increased 23% and 29%, respectively. These factors result in an attractive audience for advertisers and sponsors.

Electronic Media Rights

      Prior to 1999, track operators negotiated directly with television and cable networks for coverage of substantially all of the televised NASCAR-sanctioned events held at their facilities other than the NASCAR Craftsman Truck Series. In February 1999, NASCAR announced it would retain television, radio and all other electronic media rights and negotiate such rights other than radio for the NASCAR NEXTEL Cup and NASCAR Busch series events. In November 1999, NASCAR reached an agreement on a six-year television contract with NBC Sports and Turner Sports, and an eight-year agreement with FOX and its FX cable network (with the last two years of the FOX/FX agreement at NASCAR’s option), for the domestic television broadcast rights beginning in 2001. Under these agreements, the NASCAR NEXTEL Cup and NASCAR Busch series events at Daytona alternate between FOX and NBC annually. The remaining events are split between the broadcasters, with FOX and FX broadcasting the first half of the season and NBC and Turner broadcasting the second half.

      In addition to generating substantially higher rights fees, the broadcasting agreements are creating significant indirect benefits for the industry that will help drive continued growth. For example, in 2003 approximately 67% of the NASCAR NEXTEL Cup Series events were scheduled on network broadcasts compared to approximately 30% during 2000. This resulted in additional viewers and exposure for the sport, as network broadcasts offer the opportunity to reach significantly more households than cable broadcasts. Since 1999, NASCAR NEXTEL Cup and NASCAR Busch series gross domestic television rights revenues have grown from $105 million in 1999 to $347 million in 2003, a compound annual growth rate, or CAGR, of 35%.

      Prior to 2001, NASCAR NEXTEL Cup and NASCAR Busch series events were broadcast by as many as six different network and cable operators each year. This resulted in little promotion by the broadcasters and lack of continuity in race coverage. FOX, NBC and their respective cable partners began actively promoting their involvement beginning with the 2001 season through advertising and support programming, as well as working together to improve race coverage and provide continuity of coverage throughout the season. In addition, FOX purchased the remaining interest in Speedvision in July 2001 and re-launched the channel as Speed Channel in February 2002. Since the acquisition by FOX, Speed Channel has become the fastest growing sports network in America and currently reaches over 60 million households domestically. Although its subscriber base is smaller than some of the other networks involved in the sport, its viewership is specifically tailored to the audience targeted by motorsports sponsors.

Nextel’s Title Sponsorship of NASCAR Cup Series

      R.J. Reynolds was the title sponsor of what was formerly named the NASCAR Winston Cup Series since the early 1970’s and invested millions of dollars in the sport through promotional spending, car sponsorship, signage, hospitality and payments to the championship point fund, and was instrumental in transitioning NASCAR into its mainstream status. In 2003, NASCAR announced a 10-year agreement with Nextel Communications to replace R.J. Reynolds as the Cup Series sponsor beginning in 2004.

      Nextel’s sponsorship of the NASCAR NEXTEL Cup Series is a watershed event for NASCAR racing and the motorsports industry. Nextel’s involvement is expected to significantly increase exposure for NASCAR racing across the country, as they are required to make a significant media spend in support of the sponsorship and are able to target a more youthful audience, which is critical for building a future fan base.

      In addition, Nextel has effectively opened the door for new corporate partners. The magnitude of their commitment validates NASCAR as a viable marketing vehicle for other technology companies, which typically have large marketing budgets. In addition, their participation eliminates the stigma of the sport’s historical relationship with tobacco, which precluded certain companies from participating in a NASCAR sponsorship.

      Nextel’s proactive marketing campaign is currently under way. They have a significant trackside presence at events, and are leveraging television, radio and print advertising to promote their involvement in NASCAR. We are very excited for the opportunities their partnership will create for the entire industry and us.

Realignment

      In early 2003, NASCAR announced their Realignment 2004 and Beyond initiative designed to expand the sport into underserved markets throughout the country. By moving races to larger markets and later start times, NASCAR expects to increase its value and leverage in anticipation of the next television contract negotiations — which will benefit everyone involved in the sport.

      In June 2003, NASCAR approved our proposal for realigning a NASCAR NEXTEL Cup date from North Carolina to California beginning in 2004. The move is expected to be incrementally positive to 2004 revenue and earnings, but more importantly, allows our broadcast and advertising partners a second opportunity to access the nation’s number two media market. It also gives our large fan base in that part of the country another opportunity to enjoy live NASCAR racing.

      On May 14, 2004, NASCAR announced approval of requests for the realignment of several other NASCAR NEXTEL Cup Series dates for the 2005 season. As a result, in 2005 Phoenix will host an additional NASCAR NEXTEL Cup Series event in the Spring that will finish “under the lights,” Darlington will host only one NASCAR NEXTEL Cup Series event (on a Saturday night in May), and California’s spring NASCAR NEXTEL CUP Series race will be held the week following the Daytona 500 in February. This additional realignment is expected to be incrementally positive to 2005 revenue and earnings and strengthens our nationwide presence. NASCAR has left the door open for additional realignment requests and we intend to further capitalize on this initiative over the longer term.

Chase for the NASCAR NEXTEL Cup

      In January 2004, NASCAR announced the Chase for the NASCAR NEXTEL Cup format. After the first 26 races, all drivers in the top ten and any others within 400 points of the leader will earn a berth for the NASCAR NEXTEL Cup Series championship. Their performance during the last ten races of the season will determine who is the champion.

      The Chase for the NASCAR NEXTEL Cup is expected by NASCAR to ensure more drivers compete for the championship and is expected to create captivating season-long drama. This is particularly important during the latter part of the year when there is significant competition for fan and sponsor attention from other major sports, particularly the NFL. We expect the new format will help drive increased viewership and attendance for the NASCAR NEXTEL Cup Series, which benefits all of the sport’s participants.

IRL

      IRL was formed in 1995 to sanction open wheel racing events. In 2004, the IRL IndyCar Series schedule features 16 races, including the Indianapolis 500, one of the world’s most prestigious motorsports events. IRL also owns and sanctions the Indy Racing Infiniti Pro Series, a developmental series for IRL. In fiscal 2004, we will promote eight IRL IndyCar Series races, including an event at Chicagoland. We believe IRL’s long-term business plan of growing a primarily oval-based racing series favorably complements our business. Moreover, we expect the combination of a strong nationwide presence, important manufacturer involvement and the premier status of the Indy 500 will continue to help this series grow by attracting new fans and corporate sponsors.

Other Sanctioning Bodies

      Although NASCAR is the most prominent sanctioning body in the United States, a number of other organizations also sanction stock car races. Including events at Chicagoland, in 2004 we are scheduled to promote five Automobile Racing Club of America races and two of the four races in the Crown Royal International Race of Champions series, in which a select field of drivers from different motorsports disciplines compete in equally prepared vehicles. Other examples of motorsports events and their sanctioning bodies include:

•	Formula One open wheel races held on road courses in several countries and sanctioned by the FIA;

•	sports car races held on road courses and temporary street courses and sanctioned in the United States by Grand American, IMSA and SCCA;

•	motorcycle races sanctioned by the American Motorcyclist Association;

•	drag strip races sanctioned in the United States by NHRA and International Hot Rod Association

•	open wheel races held on ovals, temporary street courses and permanent road courses and sanctioned by Champ Car World Series; and

•	go-kart races sanctioned by the World Karting Association.

BUSINESS

      We are a leading promoter of motorsports entertainment activities in the United States. We currently own and/or operate 12 of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;

•	Talladega Superspeedway in Alabama;

•	Michigan International Speedway in Michigan;

•	Richmond International Raceway in Virginia;

•	California Speedway in California;

•	Kansas Speedway in Kansas;

•	Phoenix International Raceway in Arizona;

•	Homestead-Miami Speedway in Florida;

•	Martinsville Speedway in Virginia;

•	Darlington Raceway in South Carolina;

•	Watkins Glen International in New York; and

•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, in which we hold a 37.5% indirect equity interest, owns and operates two nationally-recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and

•	Route 66 Raceway.

      Including our indirect interest in Raceway Associates and the mid-year purchase of Martinsville, our 2004 financial results from continuing operations are expected to include well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR NEXTEL Cup Series events;

•	15 NASCAR Busch Series events;

•	nine NASCAR Craftsman Truck Series events;

•	eight IRL IndyCar Series events;

•	two NHRA national events;

•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by Grand American); and

•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than one million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at all of our wholly-owned motorsports facilities. We also own and operate the Motor Racing Network, Inc. radio network, or MRN Radio, the nation’s largest independent motorsports radio network in terms of event programming, and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1999 through fiscal 2003, our revenues increased from $290.7 million to $552.1 million, a CAGR of 17.4%. In particular, our motorsports related income increased from 38.6% of our total revenues in fiscal 1999 to 48.4% in fiscal 2003. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships. These initiatives have broadened our financial stability through more predictable and recurring revenues and cash flows and should enable us to maintain our leadership position in the motorsports entertainment industry.

Recent Developments — Impairment of Nazareth, Sale of North Carolina and Acquisition of Martinsville

      On May 14, 2004, we announced our intention to realign Nazareth’s NASCAR Busch and IRL IndyCar events to other facilities within our portfolio. As such, we plan to indefinitely suspend major motorsport event operations at the facility after the completion of the track’s 2004 events. We recorded a non-cash pretax charge of $13.2 million, or $0.16 per diluted share, in our 2004 second quarter results to reflect the impairment of Nazareth’s long-lived assets.

      On July 1, 2004, we completed the sale of the assets of North Carolina to SMI, as per the terms of the settlement agreement in the Ferko/Vaughn litigation. SMI purchased the assets of North Carolina for $100.4 million in cash. North Carolina annually conducted one NASCAR NEXTEL Cup Series event. The sale of North Carolina is reported as a discontinued operation and, accordingly, all prior periods’ financial information has been reclassified. Unless otherwise indicated, disclosures in this prospectus relate to continuing operations.

      On July 13, 2004, we completed the acquisition of the assets of Martinsville Speedway in Martinsville, Virginia, which hosts two NASCAR NEXTEL Cup Series events annually, for $192.0 million. The acquisition was funded by $100.4 million in proceeds from the sale of the assets of North Carolina Speedway, and $91.6 million in cash. Located near Greensboro and Winston-Salem, Martinsville is one of only two one-half mile tracks on the NASCAR NEXTEL Cup Series circuit. It seats 63,000 grandstand spectators and offers premium accommodations in its 25 suites. In addition to its two NASCAR NEXTEL Cup Series events, Martinsville hosts two NASCAR Craftsman Truck Series races and a Late Model Stock Car event annually.

Business Strengths

      We have experienced strong growth in recent years, which we believe is attributable to the following strengths of our business.

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We currently own, operate or have an interest in 14 major motorsports facilities that, in total, have more than one million grandstand seats and are located in five of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas (a 400-mile radius) of our facilities. We promote major events in every month of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2005 racing season, including 21 NASCAR NEXTEL Cup Series races — 54% of the 2005 NASCAR NEXTEL Cup Series schedule, including non-championship point events.

      NASCAR NEXTEL Cup and NASCAR Busch series racing are the most watched forms of motorsports in the United States. By promoting these races, we believe we are able to attract fans willing to spend their discretionary spending dollars for a highly valued product. In addition, we believe our portfolio of events is very attractive to corporate sponsors who recognize the value of partnering with a leading motorsports promoter.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open wheel, sports car and motorcycle events. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our company and professional stock car racing generally.

      NASCAR, all of whose voting capital stock is owned by members of the France Family Group, our principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. NASCAR sanctions all races that constitute the NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series as well as a number of other racing series and events. We derived approximately 84% of our fiscal 2003 total revenues from NASCAR-sanctioned events at our wholly-owned facilities.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broad base of corporate and individual customers. Our national footprint has enabled us to create multi-track and multi-year (with staggered maturities) sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. We also believe this footprint helps limit our exposure during uncertain economic times as different regions in the country are generally impacted in varying degrees. By having facilities located across the country and within reasonable driving times for our individual customers, we are not overly reliant on any one region or state for event revenue.

      We utilize a centralized corporate marketing structure complemented by strong facility resources to provide enhanced value to our marketing partners and develop and execute consumer-marketing programs. In 2003, over 100 of our corporate marketing partners capitalized on multi-track positions, and we executed a series of promotions targeting customers in multiple markets through e-mail offers, consumer sweepstakes, retail sales programs and other direct marketing campaigns.

      We believe it is critical to build strong, long-lasting relationships with our corporate marketing partners. We work closely with our sponsors to understand their needs and to help them achieve their goals, whether it is increased business with consumers or with other corporate partners. We believe that sponsor satisfaction allows us to expand relationships and results in high retention rates with our corporate partners.

Predictable and Recurring Revenue and EBITDA

      We have strong visibility regarding our future revenue and EBITDA due to long-term media contracts, multi-year sponsorship and luxury suite agreements and recurring ticket and hospitality sales. NASCAR has multi-billion dollar television contracts covering its NASCAR NEXTEL Cup and NASCAR Busch series events, a portion of which extend through the 2006 season and the remainder of which extend through the 2008 season at NASCAR’s option. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR NEXTEL Cup and Busch series races held at our tracks each year remains stable and consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts with staggered maturity schedules. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer growth opportunities.

      In calendar 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. Each of these businesses was successfully integrated into our operations within 12 months of the transaction. In July 2004, we acquired Martinsville. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources.

      Recent examples of development include our wholly-owned Kansas facility and the Chicagoland facility, in which we hold a 37.5% indirect interest. Both facilities successfully opened in mid-2001 and host significant schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. In addition, both facilities receive significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages from 2001 to 2004.

      We believe that our financing arrangements for Kansas reflect our ability to successfully pursue public/private partnerships that are based on widespread community support for our business. In addition, our facilities in Kansas and Chicago provide a number of significant additional profit opportunities, including “Founding Fan” arrangements similar to the permanent seat licenses used to finance a number of NFL and NBA stadiums, and amenities such as the “Fan Walk” in Kansas and the “Expo Village” in Chicagoland. The Fan Walk offers spectators a close-up view of drivers and pre-race action in the garages and pits. The Expo Village features interactive displays, sweepstakes and entertainment opportunities provided by sponsors.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of our Chairman and CEO and the grandfather of our President, founded NASCAR in 1947 and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 84% of our 2003 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock and participate in an incentive stock plan.

Growth Strategy

      We attribute our historical increases in revenues and profitability to the popularity of the NASCAR NEXTEL Cup Series, the NASCAR Busch Series and other motorsports events in the United States, as well as a business model that provides stability even during uncertain economic periods. A key component of our business model is a growth strategy that emphasizes (i) maximizing our media income and exposure, (ii) developing new and expanding existing marketing partnerships, (iii) maximizing the profitability of our existing events and facilities, (iv) reinvesting capital to fuel future internal growth, and (v) exploring external expansion opportunities through development and acquisition.

      We have grown significantly in recent years through both internal and external growth initiatives. We have focused on initiatives that provide long-term growth, increased earnings and cash flow visibility and improved margins. Motorsports related income, which includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, increased from 38.6% of our total revenues in fiscal 1999 to 48.4% in fiscal 2003, reflecting the growing importance of this component of our revenue stream.

Maximize Media Income and Exposure

      Our most important media initiative continues to be television, and televised motorsports events have experienced significant growth in viewership. Since 1999, NASCAR NEXTEL Cup and NASCAR Busch series domestic television rights revenues grew from $105 million in 1999 to $347 million in 2003, a CAGR of 35%. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $41.5 million to $153.5 million, a CAGR of 39%.

      We expect media rights revenues to continue to increase over the term of the current contracts based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2004 is approximately 21%. We anticipate these increases to be a primary driver of revenue over the period, and the associated margins are expected to improve operating results and net earnings.

      In addition to generating substantially higher rights fees, these television rights agreements are creating significant indirect benefits for the industry that we believe will help drive continued growth. For example, in 2003, approximately 67% of the NASCAR NEXTEL Cup Series events were scheduled on network broadcasts compared to approximately 30% during 2000. Network broadcasts offer the opportunity to reach significantly more households than cable broadcasts, and over the long term, we believe the exposure created by the shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. Almost 350 million television viewers watched NASCAR NEXTEL Cup and NASCAR Busch series racing at our facilities during 2003, nearly a 50% increase over 2000. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. Higher television ratings should also provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

      Several new NASCAR developments are expected to drive future television viewership, increasing the sport’s value to broadcasters. Nextel’s role as NASCAR NEXTEL Cup Series sponsor requires them to make a significant advertising and promotional spend in support of their position. This increases media presence and drives overall exposure for the sport, which benefits all its constituents. NASCAR’s Realignment 2004 and Beyond initiative, which includes expanding the sport to larger markets as well as later start times for races, is also expected to lead to higher television viewership and increased advertising sales for the broadcasters. Finally, the Chase for the NASCAR NEXTEL Cup is expected to create more season-long drama, and capture more viewers, especially during the latter part of the year when there is significant competition for fan and sponsor attention from other major sports, particularly the NFL.

      In addition to opportunities provided through NASCAR’s domestic television broadcast rights agreements, we remain encouraged by the prospects for long-term revenue opportunities from the sale of ancillary media rights, including international rights and internet-related media. Strategic relationships with Turner Sports, America Online, Eurosport and others contribute to growth, and additional agreements are being reached with other media-related partners focused on reaching new audiences and key demographics both domestically and internationally. The success of Speed Channel deserves special mention. FOX purchased the remaining interest in Speedvision in July 2001 and re-launched the network as Speed Channel in February 2002. Since the acquisition by FOX, Speed Channel has become the fastest growing sports network in the United States and currently reaches more than 60 million households domestically. Although its subscriber base is smaller than some of the other networks involved in the sport, its viewership is specifically tailored to the audience motorsports sponsors look to reach. This helps drive higher advertising spending by sponsors, which raises consumer awareness of motorsports.

      Through MRN Radio, our proprietary motorsports network, we currently produce and syndicate a substantial majority of the NASCAR NEXTEL Cup and NASCAR Busch series events, all the NASCAR Craftsman Truck Series races, and certain other races promoted by third parties and us. More than 740 radio stations currently carry MRN Radio programs. MRN Radio also produces and syndicates ancillary radio programming for its radio affiliates, including daily, weekly and special event programming. In addition, MRN Radio provides the primary audio feed for NASCAR.com’s Track Pass With Pit Command feature, which gives users real-time data and graphics for substantially all of the NASCAR NEXTEL Cup Series events. Finally, MRN Radio provides video production services for at-track large screen video displays known as NEXTEL VISION.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of logos and trademarks. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Hershey’s Kisses 300, the Banquet 400 and the Ford 400. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented less than 30% of our sponsorship revenue in 2003. In addition, in 2003, we had approximately 130 official status categories and more than 300 marketing partners.

      Similar to media rights, marketing partnerships are primarily multi-year contracts that diversify our revenue streams and result in strong earnings and cash flow visibility. We believe the geographic diversification and key market penetration created by our expansion over the past several years has generated increased value and opportunities for our corporate marketing partners. No other motorsports promoter offers more high-profile events in all ten months of the racing season. This has resulted in broader, more comprehensive promotion and increased sponsorship fees. In addition, our expanded reach has provided additional opportunities for the sale of multi-track partnerships, including agreements with names such as Gatorade, DeWalt, Newell-Rubbermaid, MBNA and Labor Ready. Most of our official status agreements contractually require partners to annually support their position through themed advertising, promotion and other marketing initiatives. We use our marketing partners’ required promotional commitments to create cross-promotional platforms that allow us to build awareness for our facilities and events, as well as increase exposure for our advertisers and the sport as a whole.

      Although the identities of marketing partners and the terms of sponsorships change from time to time, a sample list of our sponsors for 2003 included Anheuser Busch, ConAgra, Coors, DeWalt, Dodge, Electronic Arts, Ford, Gatorade, General Mills, General Motors, Goodyear, Home Depot, Labor Ready, MBNA, Newell-Rubbermaid, Pepsi, Pfizer, Smirnoff Ice, SunTrust Banks, Toyota, Tropicana, UPS and Wachovia.

      Over the last few years, we have also elevated efforts on growing licensed merchandise sales. We believe there is significant value in building consumer awareness beyond traditional trackside retail distribution channels. In addition, sales of licensed merchandise help drive revenue and build ISC and event sponsor brands. We partnered with Disney Consumer Products for a promotion leading up to the 2004 Daytona 500 that combined the Daytona 500 brand with beloved Disney characters on merchandise and show cars. We have also been awarded exclusive trackside and certain wholesale distribution rights for officially licensed NEXTEL Cup merchandise. We continue to explore similar agreements with other major licensees in order to drive revenue and build brand awareness.

Maximize Profitability of Existing Events and Facilities

      Consumers are faced with many options when deciding how to spend their discretionary income, and we compete with a broad universe of companies and venues that sell sports and entertainment. Over the years, we believe we have contributed to the success of motorsports and grown our business by offering a premium entertainment experience that is highly valued by our customers. Our efforts to maximize event and facility profitability are primarily focused on attracting and retaining customers, modifying event schedules and increasing facility utilization. These strategies are designed to introduce new fans to the sport, retain existing fans and increase per capita spending by our fans.

      Attract and Retain Customers. While television and marketing partnership revenues have increased in importance, the consumer is the foundation of our business and remains a primary focus. As such, we focus considerable efforts on consumer marketing and enhancing the guest experience.

      Our strategic consumer marketing efforts are focused on a variety of initiatives. One method of driving incremental ticket sales for our events is through in-market promotions in conjunction with our corporate marketing partners. For example, we entered into a cross promotion with Pepsi and Circle K which helped drive ticket sales for the 2004 Daytona 500. In addition, we partnered with a banking institution to offer fans the International Speedway Race Rewards VisaTM. In this promotion, fans earn credits, or LAPSTM, for every dollar spent using the card. These LAPSTM can be used toward the purchase of tickets or merchandise, or redeemed for access to special race experiences, including Victory Lane celebrations and VIP tours.

      We are also utilizing innovative proprietary technology to drive incremental ticket sales for our events. Our websites, which are integrated with our ticketing system, offer simple, 24-hour a day, seven days a week access where consumers can buy tickets and merchandise, view three-dimensional sightlines from grandstand seats and suites, and review recent news for our facilities and events. In addition, the technology platform has enabled us to create a centralized contact call center, which reduces dropped calls due to heavy volume and time issues and improves overall customer service. In 2003, our contact center handled over 20% of our total units of tickets sold.

      A key factor in retaining customers for our events is providing an attractive product and creating an unforgettable race-day experience. Through a combination of additional staff training and a focus on best practices, we continue to elevate our guest services efforts. In addition, we continue to upgrade the design and quality of our facilities and spectator amenities, which we believe is essential to remain competitive with other sports and entertainment facilities across the country. In 2003, we reconfigured the track at Homestead-Miami Speedway. The project consisted of replacing the turns with a 20-degree maximum, variable banked surface. This undertaking was a major success as fans experienced side-by-side racing never before seen at this facility. The 2003 Ford Championship Weekend posted increased attendance highlighted by a sold out Ford 400 Cup race for the first time since 1999.

      Another example of our efforts to upgrade the design and quality of our facilities and spectator amenities is the infield renovation project at Daytona, which is scheduled for completion by December 2004. The renovation will include, among other things, new NASCAR NEXTEL Cup and NASCAR Busch series garage areas, a Fan Zone that will grant fans viewing access during pre-race activities, new premium waterfront specialty parking areas, and a new access tunnel located in turn one large enough to accommodate team transport vehicles and guests’ specialty vehicles. During the third quarter of 2004, we expect to record a non-cash before tax charge of less than $1 million for the net book value of certain undepreciated assets removed in connection with the infield renovation project at Daytona.

      Finally, by improving the quality and diversity of our concessions, catering and merchandising operations, we are able to offer better products and services to our fans, resulting in higher on-site per capita spending.

      Modify Event Schedules and Increase Facility Utilization. While each of our tracks conducts several major events annually, there is an opportunity to increase the profitability of these facilities through the modification of event schedules.

      NASCAR’s Realignment 2004 and Beyond initiative is expected to provide significant opportunities for the industry and us. We have realigned a second NASCAR NEXTEL Cup Series date to California Speedway, which is expected to be incrementally positive to both revenue and earnings in 2004. More recently, we announced the realignment of several NASCAR NEXTEL Cup Series dates for the 2005 season resulting in a second Cup event at Phoenix, California’s spring Cup event to follow the Daytona 500, and Darlington will host only one Cup event (on a Saturday night in May). This additional realignment is expected to be incrementally positive to both revenue and earnings in 2005. We expect to capitalize on additional realignment opportunities over the longer term.

      In addition, by shifting race start times to later in the day, we increase the potential for higher event attendance and television ratings. For example, the 2004 Florida Dodge Dealers 250 Craftsman Truck Series event in Daytona was run under the lights for the first time, resulting in an approximately 15% increase in attendance and a 50% increase in television viewership. We are currently installing lights at our California, Phoenix and Darlington facilities. We are also optimistic for the new Chase for the NASCAR NEXTEL Cup format, which we expect to produce stronger attendance levels, as five of the last ten races will be held at our facilities. Finally, we remain encouraged by the growth of the IRL IndyCar Series. We promote eight of the series’ 16 events, and while it is still relatively new, we believe there is a long-term opportunity for growth in this open wheel series. In 2003, IRL events at our facilities collectively posted a double-digit percentage attendance increase over 2002.

      Finally, we are capitalizing on alternative opportunities to increase facility usage. The average number of days use across all facilities in 2003 was approximately 130. In addition to racing and related events, we use our facilities for a variety of purposes, including testing for teams, driving schools, riding experiences, car shows, auto fairs, concerts and settings for television commercials, print advertisements and motion pictures. We are regularly evaluating opportunities to drive incremental revenue for our tracks and increase our return on investment.

Reinvest Capital to Fuel Future Internal Growth

      We continue to reinvest in our business for future growth. Our ongoing capital spending can be broken down into three primary categories. In addition to facility maintenance expenditures, which approximate $1 million to $2 million per facility on an annual basis, we invest capital in projects designed to help us compete with other newer professional sports venues, many of which are publicly funded. These upgrades are designed to provide a premium experience for our customers. One example is our previously discussed infield renovation project at Daytona. We will also be adding lights at California, Phoenix and Darlington to run night races there later this year, and installing Steel and Foam Energy Reducing, or SAFER, barriers at a number of our facilities. These SAFER barriers will be in place at all our NASCAR NEXTEL Cup Series facilities by 2005.

      The third category of on-going capital spending is for internal expansion. This spending is primarily related to additional seat and suite capacity as well as purchasing acreage around facilities for future growth. We manage more than one million total grandstand seats at our facilities across the country. Over the years, we have grown our grandstand seat and suite capacity through a combination of internal and external expansion initiatives. An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue.

      For fiscal 2004, we anticipate capital spending at our existing facilities to be approximately $135 million to $145 million, which includes Daytona’s infield renovation, various land purchases, the installation of SAFER walls at several tracks, facility lighting projects, the addition of 1,400 grandstand seats at Richmond, and a variety of other improvements and renovations to our facilities. We anticipate future capital spending to be in the range of $80 million to $100 million per year, with some years being higher or lower depending on the size and timing of specific projects.

      In addition to capital spending, we expand our facilities by renting temporary structures such as grandstand seats, suites and hospitality chalets to supplement our permanent capacity as needed.

Acquire and Develop Additional Motorsports Facilities

      We continue to review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. In calendar 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. In addition, in 1997 we acquired Phoenix and the 50% interest in Watkins Glen not previously owned by us, as well as made our initial investment in Homestead-Miami. In July 2004, we acquired Martinsville.

      Recent examples of development efforts include our wholly-owned Kansas facility and Chicagoland, in which we have a 37.5% interest, both of which opened in mid-2001. During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In July 2004, through a joint venture arrangement with Related Retail Corporation (“Related”), we entered into agreements for the purchase of 676 acres of waterfront property in the New York City borough of Staten Island. Due to confidentiality clauses in the purchase agreements, financial terms have not been disclosed. As per the agreements, we are conducting due diligence on the property. Closing of the land purchases is contingent upon our and Related’s determination of a successful outcome of due diligence, and the preliminary results of a detailed feasibility study.

      In light of NASCAR’s announcement regarding potential realignment of the NASCAR NEXTEL Cup Series schedule, we also believe there are potential development opportunities in new, untapped markets across the country, including the Pacific Northwest. As such, we are exploring opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets. The possibility of establishing a public/private partnership varies greatly, however, from market to market.

      We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry. Moreover, we believe our strong balance sheet places us in an ideal position to capitalize on external growth opportunities.

Motorsports Facilities

      The following table sets forth current information relating to each of our speedway facilities and those in which we have an equity interest.

		Number of
		Grandstand	Approximate	Track
Track Name	Location	Seats	Acreage	Length

Daytona International Speedway	Daytona Beach, Florida	168,000	440	2.5 miles
Talladega Superspeedway	Talladega, Alabama	143,000	1,435	2.6 miles
Michigan International Speedway	Brooklyn, Michigan	136,000	1,180	2.0 miles
Richmond International Raceway	Richmond, Virginia	105,000	635	0.8 miles
California Speedway	Fontana, California	92,000	566	2.0 miles
Kansas Speedway	Kansas City, Kansas	80,000	1,000	1.5 miles
Phoenix International Raceway	Phoenix, Arizona	75,000	598	1.0 mile
Homestead-Miami Speedway	Homestead, Florida	65,000	404	1.5 miles
Martinsville Speedway(1)	Martinsville, Virginia	63,000	250	0.5 miles
Darlington Raceway	Darlington, South Carolina	59,000	230	1.3 miles
Watkins Glen International	Watkins Glen, New York	35,000	1,377	3.4 miles
Nazareth Speedway(2)	Nazareth, Pennsylvania	37,000	283	1.0 mile
Chicagoland Speedway (37.5%)	Joliet, Illinois	75,000	930	1.5 miles
Route 66 Raceway (37.5%)	Joliet, Illinois	30,000	240	1/4 mile

(1)	Acquired on July 13, 2004.

(2)	On May 14, 2004, announced intention to indefinitely suspend major motorsports event operations after 2004 events.

Daytona International Speedway

      Daytona International Speedway is a high-banked, lighted, asphalt, tri-oval superspeedway that also includes a 3.6-mile road course. The lease on the property expires in 2032, including renewal options. We also own various parcels of real property aggregating approximately 500 acres near Daytona, which are used for parking and other ancillary purposes.

Talladega Superspeedway

      Talladega Superspeedway is a high-banked, asphalt, tri-oval superspeedway with a 1.34-mile infield road course. The facility is located about 90 minutes from Atlanta, Georgia, and 45 minutes from Birmingham, Alabama.

Michigan International Speedway

      Michigan International Speedway is a moderately-banked, asphalt, tri-oval superspeedway located in Brooklyn, Michigan, approximately 70 miles southwest of Detroit and 18 miles southeast of Jackson.

Richmond International Raceway

      Richmond International Raceway is a moderately-banked, lighted, asphalt, oval, intermediate speedway located approximately 10 miles from downtown Richmond, Virginia.

California Speedway

      California Speedway is a moderately-banked, asphalt, tri-oval superspeedway located 40 miles east of Los Angeles in Fontana, California. The facility also includes a one-quarter mile drag strip and a 2.8-mile road course.

Kansas Speedway

      Kansas Speedway is a moderately-banked, asphalt, tri-oval superspeedway located in Kansas City, Kansas.

Phoenix International Raceway

      Phoenix International Raceway is a low-banked, asphalt, oval superspeedway that also includes a 1.5-mile road course located near Phoenix, Arizona.

Homestead-Miami Speedway

      Homestead-Miami Speedway is a variable degree-banked, asphalt, oval superspeedway located in Homestead, Florida. We operate Homestead-Miami under an agreement that expires in 2075, including renewal options. During fiscal 2003, we completed a major track reconfiguration project that included an increase of the track banking to a maximum of 20 degrees in the turns through an innovative variable-degree banking system, which enhanced the quality of the racing entertainment at this facility. The major reconfiguration project was completed prior to our fourth quarter NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events.

Martinsville Speedway

      Martinsville Speedway is a moderately-banked, asphalt and concrete, oval speedway located in Martinsville, Virginia, approximately 50 miles north of Winston-Salem, North Carolina.

Darlington Raceway

      Darlington Raceway is a high-banked, asphalt, egg-shaped superspeedway located in Darlington, South Carolina.

Watkins Glen International

      Watkins Glen International includes 3.4-mile and 2.4-mile road course tracks and is located near Watkins Glen, New York.

Nazareth Speedway

      Nazareth Speedway is a moderately-banked, asphalt, oval superspeedway located in Nazareth, Pennsylvania.

Other Facilities

      We own approximately 54 acres of real property on International Speedway Boulevard across from Daytona International Speedway on which are located seven buildings containing an aggregate of approximately 375,000 square feet. Our corporate headquarters and other offices and facilities are located in a portion of these facilities. We also own concession facilities in Talladega. We lease real estate and office space in Talladega and the property and premises at the Talladega Municipal Airport. The lease for our Talladega business offices, which are currently located within the International Motorsports Hall of Fame, expires in fiscal 2009. Our lease for the Talladega Municipal Airport expires in 2022, including renewals. Our wholly-owned subsidiary, Phoenix Speedway Corp. leases office space in Phoenix, Arizona. The Kansas facility includes an adjacent Travel Information Center, which it operates on behalf of the

State of Kansas. The Richmond facility includes a state fairgrounds complex that operates various non-motorsports events.

Operations

      Our motorsports event operations consist principally of racing events at our facilities, which include providing catering, merchandise and food concessions at all of our facilities that host NASCAR NEXTEL Cup Series events. Our other operations include the DAYTONA USA motorsports entertainment complex, MRN Radio, our 37.5% equity investment in Raceway Associates and certain other activities. We derived approximately 84% of our 2003 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      In addition to events sanctioned by NASCAR in fiscal 2003 we promoted other stock car, open wheel, sports car, motorcycle and go-kart racing events sanctioned by the American Historic Racing Motorcycle Association, the American Motorcyclist Association, the Automobile Racing Club of America, the Championship Cup Series, FIA, the Federation Internationale Motocycliste, Grand American, Historic Sportscar Racing, the International Race of Champions, IRL, the Sports Car Club of America, the Sportscar Vintage Racing Association, the United States Auto Club and the World Karting Association.

Americrown

      We conduct, either through operations of the particular facility or through certain wholly-owned subsidiaries operating under the name Americrown, souvenir merchandising and food and beverage concession operations for customers at all of our motorsports facilities. In addition, we conduct catering services for customers both in suites and chalets at substantially all of our motorsports facilities. Americrown also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers through Internet and catalogue sales and directly to dealers.

DAYTONA USA

      DAYTONA USA — The Ultimate Motorsports Attraction, our motorsports-themed entertainment complex, is located adjacent to the Daytona International Speedway and is open 364 days a year, every day except Christmas.

      DAYTONA USA includes (i) the Velocitorium, which covers approximately 60,000 square feet, stands nearly four stories high and contains numerous highly interactive motorsports exhibits (including the Acceleration Alley racing simulator and the Daytona Dream Laps motion ride film), many of which are sponsored by leading consumer brands; (ii) DAYTONA USA’s Speedway Tours, a semi-automated tram tour of the Daytona International Speedway’s garage area, pit road and high banked track; (iii) the Richard Petty Driving and Riding Experience at Daytona; and (iv) for groups of 15 or more, the VIP Tour, which includes a tour of the NEXTEL Tower.

      Adjoining DAYTONA USA are (i) the Daytona Beach Area Convention and Visitors Official Welcome Center; (ii) the Daytona International Speedway Ticket Office; (iii) Daytona SpeedPlay, a high-tech arcade using state of the art video technology; (iv) the Pit Shop, which sells DAYTONA USA, Daytona International Speedway, NASCAR and race teams’ clothing, books, collectibles and other officially licensed merchandise; and (v) the Fourth Turn Grill concessions facility.

      We believe that DAYTONA USA and these adjoining facilities appeal to individual tourists, tour groups, conventions and corporate sponsors, thereby (i) increasing the use of our Daytona facility, (ii) expanding our concessions and souvenir sales and (iii) providing greater visibility for our business and motorsports generally, which increases spectator interest.

MRN Radio

      One of our subsidiaries, Motor Racing Network, Inc., does business under the name “MRN Radio,” but is not a radio station. Rather, it creates race-related programming content carried on radio stations around the country, including a national satellite radio station. MRN Radio produces and syndicates to radio stations the NASCAR NEXTEL Cup, NASCAR Busch, NASCAR Craftsman Truck series races and certain other races conducted at our tracks, as well as some races from tracks we do not own. Each track presently has the ability to separately contract for the rights to radio broadcasts of events held at its facilities. In addition, MRN Radio provides production services for NEXTEL Cup Vision, the trackside large screen video display units, at all NASCAR NEXTEL Cup Series races except at Indianapolis Motor Speedway, which is a track we do not own. MRN Radio also produces and syndicates daily and weekly NASCAR racing-themed programs. MRN Radio derives revenue from the sale of national advertising contained in its syndicated programming, the sale of advertising and video production services for NEXTEL Cup Vision, as well as from rights fees paid by radio stations that broadcast the programming.

Chicagoland Speedway and Route 66 Raceway

      We indirectly own 37.5% of Raceway Associates. Raceway Associates owns Chicagoland and Route 66 Raceway. Route 66 Raceway hosts events including NHRA drag racing, dirt oval racing and concerts and has grandstands that seat approximately 30,000 spectators. Chicagoland is a 1.5-mile moderately-banked, asphalt, oval track. The facility has grandstands that seat approximately 75,000 spectators and 24 luxury suites containing approximately 1,000 additional seats. Chicagoland, which promotes a NASCAR NEXTEL Cup Series, NASCAR Busch Series, IRL IndyCar Series and Automobile Racing Club of America RE/ MAX Series event, commenced motorsports operations in July 2001.

Other Activities

      From time to time, we use our track facilities for testing for teams, driving schools, riding experiences, car shows, auto fairs, concerts and settings for television commercials, print advertisements and motion pictures. We also rent “show cars” for promotional events. We operate Talladega Municipal Airport, which is located adjacent to Talladega. We rent certain warehouse and office space in Daytona Beach, Florida to third parties. Our Richmond facility includes a fairgrounds complex, which operates various non-motorsports related events.

Competition

      Racing events compete with other sports such as professional football, basketball, hockey and baseball, as well as other recreational events and activities. Our events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, Champ Car World Series, IMSA, SCCA, Grand American, Automobile Racing Club of America and others, many of which are often held on the same dates at separate tracks. We believe that the type and caliber of promoted racing events, facility location, sight lines, pricing and level of customer conveniences are the principal factors that distinguish competing motorsports facilities.

Employees

      As of May 31, 2004, we had over 950 full-time employees. We also engage a significant number of temporary personnel to assist during periods of peak attendance at our events, some of whom are volunteers. None of our employees are represented by a labor union. We believe that we enjoy a good relationship with our employees.

Legal Proceedings

      From time to time we are a party to routine litigation incidental to our business. We do not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on our financial condition or results of operations.

      In February 2002 we were served in a proceeding filed in the United States District Court for the Eastern District of Texas. The case was styled Francis Ferko, and Russell Vaughn as Shareholders of Speedway Motorsports, Inc. vs. National Association of [sic] Stock Car Auto Racing, Inc., International

Speedway Corporation, and Speedway Motorsports, Inc. The overall gist of the allegations contained in the complaint was that Texas Motor Speedway should have a second NASCAR Winston Cup Series date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second NASCAR Winston Cup Series date annually. The portion of the complaint that was directed against us alleges that we conspired with NASCAR and members of the France Family to “refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race.” The complaint sought unspecified monetary damages from ISC, which were claimed to have resulted to SMI from the alleged conspiracy as well as treble damages under the anti-trust laws. Through our participation in court ordered mediation the terms of the Settlement Agreement were reached in April 2004. Upon the satisfaction of certain preconditions to the Settlement Agreement becoming effective it was filed with the court in May 2004. Pursuant to the terms of the Settlement Agreement our North Carolina Speedway, Inc. subsidiary sold the North Carolina tangible and intangible assets and operations to a subsidiary of SMI for $100.4 million. The Sale of North Carolina’s assets closed on July 1, 2004. The Settlement Agreement which was approved by the Court on July 1, 2004, releases ISC and NASCAR from all claims related to the litigation. The released claims include, but are not limited to, allegations or assertions with respect to the awarding and/or sanctioning of races, the effect of the common control of NASCAR and ISC residing in the France Family Group, and the market power either individually or jointly of NASCAR and ISC.

Environmental Matters

      We believe that the facilities operated by us and our subsidiaries are in material compliance with applicable environmental statutes and regulations. Nevertheless, if damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability, as to which we are self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could also require us to make material expenditures.

Trademarks

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “The Great American Race,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “International Speedway Race Rewards” and related logos. We also have licenses from NASCAR, various drivers and other businesses to use names and logos for merchandising programs and product sales. Our policy is to protect our intellectual property rights vigorously, through litigation, if necessary, chiefly because of their proprietary value in merchandise and promotional sales.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      As a condition to the sale of the outstanding notes, we and the initial purchasers of the outstanding notes entered into the registration rights agreement. Under the registration rights agreement, we agreed to:

•	file with the SEC a registration statement under the Securities Act with respect to the registered notes no later than August 23, 2004;

•	use our best efforts to cause the registration statement to be declared effective under the Securities Act no later than October 20, 2004; and

•	keep the exchange offer open for not less than 30 days and not more than 45 days (or, in each case, longer if required by applicable law) after the date notice of the exchange offer is mailed to holders of the outstanding notes.

      The exchange offer being made by this prospectus is intended to satisfy our obligations under the registration rights agreement. You may be entitled to “shelf” registration rights. In accordance with the registration rights agreement, we are required to file a shelf registration covering your outstanding notes for a continuous offering if:

•	we are not permitted to conduct the exchange offer because of a change in SEC rules or policy;

•	we have not completed the exchange offer by October 20, 2004; or

•	the registered notes are not freely tradeable (other than because the holder is an affiliate of ours or is a person that must deliver a prospectus in connection with the resale).

      In the event that we are obligated to file a shelf registration statement, we will be required to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of two years from the date the shelf registration is declared effective by the SEC or the time all of the outstanding notes have been sold thereunder.

      If we fail to fulfill such obligations, the holders of outstanding notes are entitled to receive “Additional Interest” until we have fulfilled such obligations, at the rate of 0.25% per year. All amounts of accrued Additional Interest will be payable in cash on the same interest payment dates as the outstanding notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part. Our discussion of the registration rights agreement is qualified in its entirety by reference to the terms of the agreement.

Effect of the Exchange Offer

      Based on no-action letters issued by the staff of the SEC to third parties, we believe that you may offer for resale, resell and otherwise transfer the registered notes issued to you under the exchange offer without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you can represent that:

•	you are acquiring the registered notes in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the registered notes;

•	you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the registered notes; and

•	you are not an “affiliate” (as defined in Rule 405 of the Securities Act) of ours.

      If you are not able to make these representations, you are a “Restricted Holder.” As a Restricted Holder, you will not be able to participate in the exchange offer, may not rely on the SEC staff positions set forth in the Exxon Capital Holdings Corporation no-action letter and similar no-action letters and may only sell your outstanding notes as part of a registration statement containing the selling security holder information required by Item 507 of SEC Regulation S-K, or under an exemption from the registration requirements of the Securities Act.

      In addition, each broker-dealer, other than a Restricted Holder, that receives registered notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities (a “Participating Broker-Dealer”) may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. Based upon interpretations by the SEC staff, we believe that a Participating Broker-Dealer may offer for resale, resell and otherwise transfer registered notes issued under the exchange offer upon compliance with the prospectus delivery requirements, but without compliance with the registration requirements, of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer as part of its resales. We have agreed that, for a period of six months after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use by the broker-dealer in any resale. For more information, please see the section in this prospectus entitled “Plan of Distribution.”

Consequences of Failure to Exchange

      To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes will decrease with a resulting decrease in the liquidity in the market for the outstanding notes. In addition, following completion of the exchange offer, except as provided in the registration rights agreement, you will not have any further registration rights and your outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, if you do not participate in the exchange offer, your ability to sell your outstanding notes could be adversely affected. You may suffer adverse consequences if you fail to exchange your outstanding notes. Outstanding notes that are not tendered for exchange in the exchange offer will continue to accrue interest and will be entitled to the rights and benefits that holders have under the applicable indenture relating to the notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal, we will accept for exchange any and all outstanding notes that are validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount at maturity of registered notes in exchange for each $1,000 principal amount at maturity of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes under the exchange offer. However, outstanding notes may be tendered only in minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. As of the date of this prospectus, an aggregate of $150,000,000 in principal amount at maturity of the 4.20% Senior Notes due 2009 and an aggregate of $150,000,000 in principal amount at maturity of the 5.40% Senior Notes due 2014 is outstanding. This prospectus, together with the accompanying letter of transmittal, is first being sent to the nominee of The Depository Trust Company (“DTC” or the “Depository”) and to others believed to have beneficial ownership in the outstanding notes.

      The form and terms of the registered notes will be substantially identical to the form and terms of the outstanding notes, except that:

•	the offering of the registered notes has been registered under the Securities Act;

•	the registered notes will not be subject to transfer restrictions; and

•	the registered notes will be issued free of any covenants regarding registration rights and free of any provision for Additional Interest.

      The registered notes will evidence the same debt as the outstanding notes and will be issued under the same indentures.

      You do not have any appraisal or dissenters rights under law or the indentures in the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding.

      We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral notice, promptly confirmed in writing, or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the registered notes from us.

      If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, certificates for any such unaccepted outstanding notes will be returned to you, without expense, as promptly as practicable after the expiration date.

      If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes relating to the exchange of outstanding notes under the exchange offer. We will pay all charges and expenses, other than underwriting discounts and commissions and transfer taxes, as part of the exchange offer. See “— Fees and Expenses.”

Expiration Date, Extensions, Termination

      The term “expiration date” means 5:00 p.m., New York City time, on September 27, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

      We have the right, subject to applicable law, in our reasonable discretion, at any time and from time to time, (1) to extend the exchange offer or (2) to terminate the exchange offer, if any of the conditions set forth below under “— Conditions” shall not have been satisfied by giving oral or written notice of such extension or termination to the exchange agent. Any such extension or termination will be followed as promptly as practicable by a public announcement.

      Any such termination or extension will be followed promptly by oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely release to an appropriate news agency.

Procedures for Tendering

Book-Entry Interests

      The outstanding notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

      If you hold your outstanding notes in the form of book-entry interests and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

(1) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

(2) a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

      In addition, in order to deliver outstanding notes held in the form of book-entry interests:

(A) a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below under “— Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

(B) you must comply with the guaranteed delivery procedures described below.

      The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Outstanding Notes

      Only registered holders of certificated outstanding notes may tender those notes in the exchange offer. If your outstanding notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “— Exchange Agent.” In addition, in order to validly tender your certificated outstanding notes:

(1) the certificates representing your outstanding notes must be received by the exchange agent prior to the expiration date, or

(2) you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

      If you validly tender outstanding notes and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

(A) outstanding notes tendered in the exchange offer are tendered either:

(1) “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution; and

(B) the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

      If the letter of transmittal is signed by a person other than you, your outstanding notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those outstanding notes.

      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

      We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered outstanding notes. This determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      You must cure any defects or irregularities in connection with tenders of your outstanding notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

(1) you improperly tender your outstanding notes;

(2) you have not cured any defects or irregularities in your tender; and

(3) we have not waived those defects, irregularities or improper tender.

      The exchange agent will return your outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

      By tendering, you will represent to us that, among other things:

(1) the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

(2) you are not engaging in and do not intend to engage in a distribution of the registered notes to be acquired by you in the exchange offer;

(3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes to be acquired by you in the exchange offer; and

(4) you are not an “affiliate” of ours, as defined under Rule 405 of the Securities Act.

      In all cases, issuance of registered notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your outstanding notes or a timely book-entry confirmation of your outstanding notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged outstanding notes, or outstanding notes in substitution therefor, will be returned without expense to you. In addition, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged outstanding notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

      If you desire to tender your outstanding notes and your outstanding notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

(1) you tender through an eligible financial institution;

(2) on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

(3) the certificates for all certificated outstanding notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

      The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

(1) your name and address;

(2) the amount of outstanding notes you are tendering; and

(3) a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

(A) the certificates for all certificated outstanding notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

(B) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

(C) any other documents required by the letter of transmittal.

Book-Entry Transfer

      The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

      If one of the following situations occur:

(1) you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent’s account at DTC; or

(2) you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date;

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal of Tenders

      Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address listed in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered if different from that of the person that deposited the outstanding notes to be withdrawn.

      If the outstanding notes have been delivered under the book-entry procedure set forth above under “— Procedures for Tendering,” any notice of withdrawal must specify the name and number of the participant’s account at DTC to be credited with the withdrawn outstanding notes.

      We will resolve, in our sole discretion, all questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination shall be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and registered notes will not be issued in exchange for such withdrawn outstanding notes unless the withdrawn outstanding notes are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

      Any outstanding notes that are tendered but not accepted due to withdrawal, rejection of tender or termination of the exchange offer will be returned as soon as practicable to the holder without cost to the holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility under the book-entry transfer procedures described above, these outstanding notes will be credited to an account maintained with such book-entry transfer facility for the outstanding notes).

Conditions

      Notwithstanding any other term of the exchange offer, we are not required to accept for exchange any outstanding notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of any outstanding notes, if:

•	the exchange offer will violate applicable law or any applicable interpretation by the SEC staff;

•	the outstanding notes are not tendered in accordance with the exchange offer;

•	you do not represent that you are acquiring the registered notes in the ordinary course of your business, that you are not engaging in and do not intend to engage in a distribution of the registered notes, and that you have no arrangement or understanding with any person to participate in a distribution of the registered notes; or

•	any action or proceeding is instituted or threatened by any governmental agency with respect to the exchange offer which would reasonably be expected to impair our ability to proceed with the exchange offer.

      These conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any condition or we may waive them in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      If we determine in our reasonable judgment that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders (or, in the case of outstanding notes delivered by book-entry transfer within DTC, credit any outstanding notes to the account maintained within DTC by the participant in DTC which delivered the notes), (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the tenders of outstanding notes (see “Withdrawal of Tenders” above) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn. If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Exchange Agent

      Wachovia Bank, National Association has been appointed as exchange agent for the exchange offer. Delivery of letters of transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent as follows:

By Registered Or Certified Mail	Overnight Courier Or Hand Delivery:
Wachovia Bank, National Association	Wachovia Bank, National Association
1525 West W.T. Harris Boulevard, 3C3	1525 West W.T. Harris Boulevard, 3C3
Corporate Actions NC1153	Corporate Actions NC1153
Charlotte, NC 28262-8522	Charlotte, NC 28262-8522

By Facsimile (Eligible Institutions Only):

(704) 590-7628

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier or registered or certified mail.)

      Delivery to other than the above address or facsimile number will not constitute a valid delivery of your outstanding notes.

Fees and Expenses

      We will pay expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and regular employees.

      We have not retained any dealer-manager as part of the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for services and will reimburse it for its reasonable out-of-pocket expenses under the exchange offer. We will also pay the reasonable fees and expenses of one firm acting as counsel for the outstanding purchasers. Expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

      You must pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. If satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to you.

Accounting Treatment

      The registered notes will be recorded at the same carrying value as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer and the unamortized expenses relating to the issuance of the outstanding notes will be amortized over the term of the registered notes.

DESCRIPTION OF THE REGISTERED NOTES

      We will issue the registered notes under separate indentures, each dated April 23, 2004, between us and Wachovia Bank, National Association as trustee.

      If we default on the notes, the trustee has the power to enforce the debt holders’ rights against us. In addition, the trustee performs administrative duties on our behalf, including sending interest payments and transferring notes to a new purchaser.

      The following discussion summarizes selected provisions of the indenture under which the notes will be issued. Because this is only a summary, it is not complete and does not describe every aspect of the notes and the indentures. Whenever there is a reference to particular defined terms of the indentures, the defined terms are incorporated by reference, and the statement is qualified in its entirety by that reference. Capitalized terms are terms that are defined in the indenture.

      A copy of the form of each of the indentures is available from us upon request. You should, before you decide to purchase any notes, read the indentures for provisions that may be important to you but which are not included in this summary.

General

      The indentures provided for the initial issuance of up to $150,000,000 principal amount of 4.20% Senior Notes due 2009 and $150,000,000 principal amount of 5.40% Senior Notes due 2014, respectively. Any outstanding notes that remain outstanding after the completion of the exchange offer, together with the registered notes issued in exchange for the outstanding notes will be treated as a single class of debt securities under the indenture. The outstanding notes and the registered notes to be issued in the exchange offer are collectively referred to as the “notes” in this summary description of the notes.

      The notes due 2009 will mature on April 15, 2009, and the notes due 2014 will mature on April 15, 2014, each date referred to as the “Maturity.” We will issue the notes in fully registered book-entry form only, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes are not entitled to the benefit of any mandatory redemption or sinking fund. Each of the notes will bear interest at the rate per year shown on the cover page of this prospectus from and including the most recent Interest Payment Date to which interest has been paid or provided for, payable on April 15 and October 15 of each year, beginning October 15, 2004 (each, referred to as an “Interest Payment Date”), to the person in whose name the notes are registered, referred to as the “Holder,” at the close of business on the date 15 days prior to such Interest Payment Date, referred to as the “Regular Record Date.”

      We may from time to time, without the consent of the note holders, create and issue further notes having the same terms and conditions as the notes offered by this prospectus. Any additional notes would rank equally and ratably with the notes offered by this prospectus and would be treated as a single series with the notes offered by this prospectus, for all purposes under the applicable indenture.

      If any Interest Payment Date or the Maturity falls on a day that is not a Business Day, the interest or principal payment shall be made on the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after the Interest Payment Date or the Maturity. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

      The notes will be our unsecured senior obligations, ranking equally with each other and with all of our other unsecured and unsubordinated indebtedness which may be outstanding from time to time. The indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. The indenture and the form of the notes do not contain provisions designed to afford holders of the notes protection in the event of a takeover, recapitalization, or similar restructuring involving us that may adversely affect holders of the notes.

      The notes will not be listed on any national securities exchange or automated quotation system.

Subsidiary Guarantees of Notes

      All of our subsidiaries have, jointly and severally, fully and unconditionally guaranteed our obligations under the notes on an equal and ratable basis subject to the limitation described in the next to last paragraph of this description of the subsidiary guarantees. Under certain circumstances, our subsidiaries which are created or acquired after the date of the indenture will not be required to guarantee the notes. In addition, if any subsidiary of ours which is not already a guarantor becomes a guarantor, we will cause such subsidiary to enter into a supplemental indenture to the applicable indenture pursuant to which such subsidiary shall agree to guarantee our obligations under the notes.

      Under its subsidiary guarantee, each subsidiary guarantor will guarantee, jointly and severally, to each holder of notes and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of (or premium, if any, on) and interest on the notes.

      The subsidiary guarantees are unsecured obligations of each subsidiary guarantor and rank equally in right of payment with all senior indebtedness of that subsidiary guarantor and senior in right of payment to all subordinated indebtedness of that subsidiary guarantor. The subsidiary guarantees are effectively subordinated to secured indebtedness of the subsidiary guarantor with respect to the assets securing that indebtedness.

      The obligations of each subsidiary guarantor are limited to the maximum amount that will result in the obligations of that subsidiary guarantor under its subsidiary guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to the following: (i) all other contingent and fixed liabilities of that subsidiary guarantor; and (ii) any collections from or payments made by or on behalf of any other subsidiary guarantor for the obligations of that other subsidiary guarantor under its subsidiary guarantee or under its contribution obligations contained in the indentures. Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee will be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the amount by which the fair value of the properties and assets of each subsidiary guarantor exceeds the total amount of liabilities, including contingent liabilities, but excluding liabilities under such guarantor’s subsidiary guarantee.

      Notwithstanding the foregoing, any guarantee by a subsidiary guarantor shall be automatically and unconditionally released and discharged (i) upon any sale, exchange or transfer to any person other than us or another subsidiary guarantor (whether or not affiliated with the subsidiary guarantor) of all of the capital stock of such subsidiary guarantor, or all or substantially all of the assets of such subsidiary guarantor, pursuant to a transaction which is in compliance with the indentures or (ii) in the event that the lenders under the revolving credit facility unconditionally release such subsidiary guarantor from its guarantee obligations under such facility. Pursuant to an amendment to our credit facility, any guarantor who sells all or substantially all of its assets in a manner permitted by the credit facility will be automatically released from the credit facility and the indentures.

Optional Redemption

      Each of the notes due 2009 and the notes due 2014 will be redeemable, as a whole part or in part, at our option, at any time or from time to time, by mailing notice to the registered address of each holder of such notes at least 30 days but not more than 60 days prior to the redemption. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on those securities discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 15 basis points with respect to the notes due 2009 and 20 basis points with respect to the notes due 2014. In either case, accrued interest will be paid to the date of redemption.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for that redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Reference Treasury Dealer” means each of Banc One Capital Markets, Inc. and at least one other primary U.S. Government securities dealer in New York City selected by Wachovia Capital Markets, LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealers and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealers, at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

      “Remaining Scheduled Payments” means, with respect to the notes to be redeemed, the remaining scheduled payments of principal of and interest on those notes that would be due after the related redemption date but for that redemption; provided, however, that if such redemption date is not an interest payment date with respect to the notes to be redeemed, the amount of the next succeeding scheduled interest payment on those notes will be reduced by the amount of interest accrued on such notes to such redemption date.

      On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate.

Book-Entry System, Form and Delivery

      The notes will be represented by one or more Global Securities registered in the name of Cede & Co., the nominee of The Depository Trust Company, as Depositary, and the provisions set forth under “Description of Notes — Global Securities” below will apply.

      The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the “Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants, referred to as the “Direct Participants,” include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as the “Indirect Participants.” The rules applicable to the Depositary and its Participants are on file with the SEC.

      Purchases of the notes under the Depositary’s system must be made by or through Direct Participants, who receive a credit for the notes on the Depositary’s records. The ownership interest of each actual purchaser of each note, referred to as “Beneficial Owner,” is recorded on the Direct and Indirect Participants’ respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their Holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the notes except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by Participants with the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the notes; the Depositary’s records reflect only the identify of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary mails an omnibus proxy, referred to as an “Omnibus Proxy,” to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal and interest payments on the notes will be made to Cede & Co. The Depositary’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in “street-name,” and will be the responsibility of such Participant and will not be our responsibility, nor the responsibility of the Depositary or the Underwriters, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility or the responsibility of the trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

      The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving us reasonable notice. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

      We will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

      The information contained above under the caption “Description of Notes-Book-Entry System, Form and Delivery” concerning the Depositary and the Depositary’s book-entry system has been obtained from sources that we believe to be reliable. We do not, nor does the trustee, the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

Form, Exchange and Transfer

      The notes will be issuable only in fully registered form, without coupons, and only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. We shall deliver the notes, duly executed by us to the trustee for authentication, together with an order for the authentication and delivery of the notes. The trustee, in accordance with such order, shall authenticate and deliver such notes. No notes shall be entitled to any benefit under the indentures or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the indenture and manually executed by the trustee or an authenticating agent duly appointed by the trustee. Such certificate shall be conclusive evidence, and the only evidence, that the notes have been duly authenticated and delivered under, and are entitled to the benefits of, the indenture.

      At the option of the holder, subject to the terms of the indenture and the limitations applicable to Global Securities, the notes will be exchangeable for other notes of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

      Subject to the terms of the indentures and the limitations applicable to Global Securities, the notes may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of the notes but we may require payment of any taxes or other governmental charges as described in the indentures. Such transfer or exchange will be effected upon the Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as Registrar. We may at any time designate additional transfer agents or rescind the designation of any transfer agent. We may also approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the notes.

      In the event of a redemption in part, we will not be required to (i) issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any notes, in whole or in part, called for redemption, except the unredeemed portion of any such notes being redeemed in part.

Global Securities

      The Global Securities will have an aggregate principal amount equal to that of the notes that they represent. The Global Securities will have a legend regarding their restrictions on exchanges and registration of transfer referred to below and any such other matters as may be provided for pursuant to the indentures.

      No Global Security may be exchanged, in whole or in part, for notes registered, and no transfer of a Global Security, in whole or in part, may be registered, in the name of any Person other than the

Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the indenture, and we do not appoint a successor depository within 90 days of receipt of such notice; or (ii) there shall have occurred and be continuing an Event of Default with respect to the notes represented by such Global Security. All securities issued in exchange for a Global Security or any portion of a Global Security will be registered in such names as the Depositary may direct.

      So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by such Global Security for all purposes under the notes and the indentures. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any notes that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any notes represented thereby for any purpose under the notes or the indentures. All payments of principal of, and any premium and interest on, a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of such Global Security. The laws of some jurisdictions require that certain purchasers (for example, certain insurance companies) of securities take physical delivery of such securities in definitive form. These laws may impair your ability to transfer your beneficial interests in a Global Security to these types of purchasers.

      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee, referred to as “participants,” and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the trustee or any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

      Payment of interest on a note on any Interest Payment Date will be made to the Person in whose name such note is registered at the close of business on the Regular Record Date for such interest.

      Principal of, and any premium and interest on, the notes will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. However, at our option, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Note Register.

      The corporate trust office of the trustee in Jacksonville, Florida will be designated as our sole paying agent for payments with respect to notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the notes.

      All monies paid by us to a paying agent for the payment of principal of, premium, if any, or interest on any notes that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us. After such time, the Holder of such note will look only to us for payment of such amounts.

Restrictive Covenants

Limitation on Liens

      The indentures provide that, except as otherwise provided in the next succeeding paragraph, neither we nor any Restricted Subsidiary (as defined below) of ours will issue, assume or guarantee any indebtedness for borrowed money, referred to as “Debt,” secured by any mortgage, pledge, security interest, lien or other encumbrance, referred to as a “Lien,” upon any Principal Property of ours or of any Restricted Subsidiary or upon any shares of stock or Debt of any Restricted Subsidiary (whether such Principal Property, shares of stock or Debt are now owned or hereafter acquired) unless we secure or cause such Restricted Subsidiary to secure the notes equally and ratably with, or prior to, such secured Debt, for so long as such Debt will be so secured. The restriction will not apply to Debt secured by:

(A) Liens on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary or arising thereafter (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such corporation’s becoming a Restricted Subsidiary;

(B) Liens on any property (including shares of stock or Debt) existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction costs thereof (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property);

(C) Liens on any property to secure all or any part of the cost of development, operations, construction, alteration, repair or improvement of all or any part of such property, or to secure Debt incurred prior to, at the time of or within 180 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property);

(D) Liens which secure Debt owing by a Restricted Subsidiary to us or to another Restricted Subsidiary or by us to a Restricted Subsidiary;

(E) Liens securing indebtedness of a corporation which becomes our successor in accordance with the provisions described under the heading “— Consolidation, Merger and Sale of Assets” below;

(F) Liens on our property or the property of a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens, or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose;

(G) Liens existing as of the date of the indentures; and

(H) any extension, renewal or replacement (or successive extension, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (A) to (G), inclusive, or of any

Debt secured thereby; provided that such extension, renewal or replacement Lien shall be limited to all or any part of the same property that secured the Lien extended, renewed or replaced (plus any improvements on such property) and shall secure no larger amount of Debt than that existing at the time of such extension, renewal or replacement.

      Notwithstanding the foregoing restrictions, we and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions if at the time it does so, referred to as the “Incurrence Time,” the aggregate amount of such Debt plus all of our and our Restricted Subsidiaries’ other Debt secured by a Lien which would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (A) through (H) referred to above), plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by clause (A) under the heading “— Limitations on Sale and Leaseback Transactions” below) entered into after the date of the indenture and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with clause (C) under “— Limitations on Sale and Leaseback Transactions”), does not exceed 15% of Consolidated Net Tangible Assets.

Limitations on Sale and Leaseback Transactions

      The indenture provides that neither we nor any of our Restricted Subsidiaries will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either:

(A) we or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled pursuant to the foregoing covenant relating to “— Limitation on Liens,” without equally and ratably securing the notes, to issue, assume or guarantee indebtedness secured by a Lien on such Principal Property; or

(B) our Attributable Debt and the Attributable Debt of our Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of the applicable indenture (other than such Sale and Leaseback Transactions as are permitted by clause (A) or clause (C) of this paragraph), plus the aggregate principal amount of Debt secured by Liens on Principal Properties then outstanding (excluding any such Debt secured by Liens covered in subdivisions (A) through (H) under the heading “— Limitation on Liens” above) which do not equally and ratably secure the notes, would not exceed 15 % of Consolidated Net Tangible Assets; or

(C) we, within 180 days after the sale or transfer: (1) apply or cause a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (in either case as determined by the Board of Directors) to the retirement of the notes or other of our indebtedness (other than indebtedness subordinated to the notes) or indebtedness of a Restricted Subsidiary, for money borrowed, having a stated maturity more than 12 months from the date of such application or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application, provided that the amount to be so applied shall be reduced by (i) the principal amount of notes delivered within 180 days after such sale or transfer to the trustee for retirement and cancellation, and (ii) the principal amount of any such indebtedness of us or a Restricted Subsidiary other than notes voluntarily retired by us or a Restricted Subsidiary within 180 days after such sale or transfer; or (2) invest an equal amount, or the amount not so applied pursuant to clause (1), in Additional Assets (including investments in Additional Assets by a Restricted Subsidiary); provided, further, that notwithstanding the foregoing, no retirement referred to in this clause (C) may be affected by payment at Maturity; or

(D) the lease period for such Sale and Leaseback Transaction, including renewals, is for not more than three years.

      Notwithstanding the foregoing, where we are, or any Restricted Subsidiary is, the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by us or any other Restricted Subsidiary of the lessee’s obligation thereunder.

Certain Definitions

      The term “Additional Assets” means (i) any property or assets (other than indebtedness and Capital Stock) in a Related Business, including improvements to existing assets, used by us or a Restricted Subsidiary in a Related Business; (ii) Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business; (iii) Capital Stock constituting an additional equity interest in any person that at such time is a Restricted Subsidiary that is not a wholly-owned subsidiary; or (iv) the costs of improving or developing any property owned by us or a Restricted Subsidiary that is used in a Related Business.

      The term “Attributable Debt” means, in respect of a Sale and Leaseback Transaction and as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by us) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

      The term “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

      The term “Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (b) all current liabilities, all as shown on our most recent consolidated financial statements filed with the SEC prior to the time as of which “Consolidated Net Tangible Assets” shall be determined.

      The term “Maturity,” when used with respect to any note, means the date on which the principal of such note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

      The term “Principal Property” means any single racetrack facility or business unit located within the United States of America (other than its territories and possessions) and owned or operated by, or leased to, us or any Subsidiary, the book value of the property and equipment of which (as shown, net of depreciation, on the books of the owner or owners thereof) is not less than 4% of the Consolidated Net Tangible Assets as shown on our most recent consolidated financial statements filed with the SEC, except (a) any such facility (i) owned or operated or leased jointly or in common with one or more Persons other than by us or our Subsidiaries, in which our interest and the interest of our Subsidiaries does not exceed 50%, or (ii) which the Board of Directors determines by Board Resolution in good faith is not of material importance to the total business conducted, or assets owned, by us and our Subsidiaries as an entirety, or (b) any portion of any such facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation of such facility.

      The term “Related Business” means any business related, ancillary or complementary (as determined in good faith by the Board of Directors) to our business and the Restricted Subsidiaries on the issue date.

      The term “Restricted Subsidiary” means any of our Subsidiaries substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States of

America (other than its territories and possessions) which shall at the time, directly or indirectly through one or more Subsidiaries or in combination with one or more other Subsidiaries, own, operate or be a lessee of a Principal Property.

      The term “Stated Maturity,” when used with respect to any note or any installment of principal thereof, or interest thereon, means the date specified in such note as the fixed date on which the principal of the note or such installment of principal or interest is due and payable.

      The term “Subsidiary” shall mean, as to any person, a corporation, partnership, limited liability company or other entity of which the shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such person. For purposes of the indentures, all Subsidiaries are also our affiliates.

Consolidation, Merger and Sale of Assets

      The indentures provide that we may not consolidate with or merge into, or convey, transfer or lease our and our Subsidiaries properties and assets substantially as an entirety to, any Person, referred to as a “successor Person,” and may not permit any Person to merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, us, unless:

(i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the notes and under the indentures;

(ii) immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing;

(iii) if, as a result of the transaction, our property or the property of any of our Restricted Subsidiaries becomes subject to a Lien that would not be permitted under the provisions described under the heading “Restrictive Covenants — Limitations on Liens” above, we take such steps as shall be necessary to secure the notes, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien; and

(iv) certain other conditions are met.

Events of Default

      The following are Events of Default under each indenture with respect to the notes issued under such indenture:

•	failure to pay principal of or premium, if any, on any notes when due;

•	failure to pay any interest on any notes when due, continued for 30 days;

•	failure to perform any of our covenants in such indenture, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding notes, as provided in such indenture;

•	if any guarantee of the notes shall be deemed to be unenforceable or invalid in any judicial proceeding or shall cease to be in full force and effect, or any guarantor or any person acting on behalf of any guarantor shall deny or disaffirm its obligations under its guarantee; and

•	certain events in bankruptcy, insolvency or reorganization.

      If an Event of Default (other than an Event of Default relating to bankruptcy, insolvency or reorganization as described above) with respect to the notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an Event of Default relating to bankruptcy, insolvency or reorganization as described above with respect to the notes occurs, the principal amount of all the notes will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the trustee, the holders of a majority in aggregate principal amount of the notes, may under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture. For information as to waiver of defaults, see “Modification and Waiver” below.

      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      Holders of notes do not have any right to institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(i) such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the applicable notes;

(ii) the holders of at least 25% in aggregate principal amount of the notes issued under the applicable indenture have made written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

(iii) the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the notes a direction inconsistent with such request, within 60 days after such notice, request and offer.

      However, such limitations do not apply to a suit instituted by a holder of notes for the enforcement of payment of the principal of or any premium or interest on such notes on or after the due date of such notes.

      We will be required to furnish to the trustee annually a statement as to our performance of our covenants and agreements under the indentures. We must also specify all such known defaults under the indentures.

Modification and Waiver

      Modifications or amendments of the indentures may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the notes issued under the applicable indenture, except that no such modification or amendment may, without the consent of the holders of all the notes issued under such applicable indenture to:

(a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, such notes;

(b) reduce the principal amount of, or any premium or interest on, such notes;

(c) reduce the amount of principal payable upon acceleration of the Maturity of such notes;

(d) change the place or currency of payment of principal of, or any premium or interest on, such notes;

(e) impair the right to institute suit for the enforcement of any payment on or with respect to such notes;

(f) reduce the percentage in principal amount of such notes, the consent of whose holders is required for modification or amendment of such indenture;

(g) reduce the percentage in principal amount of notes necessary for waiver of compliance with certain provisions of such indenture or for waiver of certain defaults;

(h) modify the provisions of such indenture with respect to modification and waiver; or

(i) the release of any subsidiary guarantor, other than in accordance with such indenture.

      The holders of a majority in principal amount of the notes issued under the applicable indenture may waive our compliance with certain restrictive provisions of such indenture. The holders of a majority in principal amount of the notes may waive any past default under such indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indentures which cannot be amended without the consent of the holder of each outstanding note.

      We will be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes entitled to give or take any direction, notice, consent, waiver or other action under the indentures, in the manner and subject to the limitations provided in the indentures, except in limited circumstances. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of notes, such action may be taken only by persons who are holders of outstanding notes on the record date. To be effective, such action must be taken by holders of the requisite principal amount of such notes within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify (or the trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

Defeasance and Covenant Defeasance

      We may elect at any time to have the provisions of the indentures, relating to defeasance and discharge of indebtedness, or relating to defeasance of certain restrictive covenants in the indentures, applied to the notes or to any specified part of the notes.

      Defeasance and Discharge. The indentures provide that we will be discharged from all of our obligations with respect to such notes (except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such notes of money or U.S. Government Obligations, or both, that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, and any premium and interest on, the notes on the Stated Maturity in accordance with the terms of the indentures and the notes. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

      Defeasance of Certain Covenants. The indentures provide that we may omit to comply with certain restrictive covenants, including those described under “— Restrictive Covenants” and in the last sentence under “— Consolidation, Merger and Sale of Assets,” and the occurrence of certain Events of Default will be deemed not to be or result in an Event of Default, in each case with respect to the notes. In order to do so, we will be required to deposit, in trust for the benefit of the holders of the notes, money or U.S. Government Obligations, or both, that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, and any premium and interest, on the notes on the Stated Maturity in accordance with the terms of the indenture and the notes. We will also be required, among other things, to deliver to the trustee an Opinion of Counsel to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes and such notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

Notices

      Notices to Holders of notes will be given by mail to the addresses of such holders as they appear in the register of notes.

Title

      We, the trustee and any of our or the trustee’s agents may treat the Person in whose name any note is registered as the absolute owner of the note (whether or not the note may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

      The indenture is and the registered notes will be governed by, and construed in accordance with, the law of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of the material U.S. federal income tax consequences of the exchange of outstanding notes for registered notes pursuant to the exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder and administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and to differing interpretations.

      This discussion is general information only and does not address all aspects of U.S. federal income taxation that may be relevant to the exchange of outstanding notes for registered notes pursuant to the exchange offer in light of that holder’s particular circumstances. For example, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks, thrifts, insurance companies, regulated investment companies or other financial institutions;

•	persons that hold outstanding notes as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	certain expatriates and former long-term residents of the United States; and

•	partnerships and other pass-through entities (or investors holding interests in partnerships or pass-through entities) that hold outstanding notes.

      Unless otherwise stated, this discussion is limited to the U.S. federal income tax consequences to those persons that are beneficial owners of outstanding notes and that hold such outstanding notes as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not describe any tax consequences arising out of the U.S. alternative minimum tax law or the tax laws of any state, local or foreign jurisdiction or any possible applicability of the U.S. federal gift or estate tax laws.

      YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF EXCHANGING YOUR OUTSTANDING NOTES FOR REGISTERED NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

      Exchange Offer. The exchange of outstanding notes for registered notes pursuant to the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the registered notes will not be considered to differ materially in kind from the outstanding notes. Accordingly,

•	you will not recognize gain or loss upon receipt of a registered note in exchange for an outstanding note;

•	the adjusted tax basis of the registered note you receive will be the same as your adjusted tax basis in the outstanding note exchanged therefor; and

•	the holding period of the registered note you receive will include your holding period of the outstanding note exchanged therefor.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business six months after such date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of registered notes by brokers-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker-dealer that effects any resale of registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of six months after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      The consolidated financial statements of International Speedway Corporation as of November 30, 2003 and 2002 and for each of the three years in the period ended November 30, 2003, incorporated herein by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report incorporated herein by reference.

LEGAL MATTERS

      Certain legal matters in connection with the exchange offer will be passed upon for us by Baker Botts L.L.P.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, information statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain information about us at the offices of the National Association of Securities Dealers, 1735 K St., N.W., Washington, D.C. 20006.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, filed with the SEC, are incorporated herein by reference:

(1) Our Annual Report on Form 10-K for the year ended November 30, 2003 (in connection with consideration of the financial statements contained in this Annual Report, please also see our Current Report on Form 8-K, filed on August 11, 2004);

(2) Our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 (in connection with consideration of the financial statements contained in this Quarterly Report, please also see our Current Report on Form 8-K, filed on August 11, 2004);

(3) Our Quarterly Report on Form 10-Q, for the quarter ended May 31, 2004; and

(4) Our Current Reports on Form 8-K filed on April 6, 2004, April 19, 2004, April 20, 2004, April 23, 2004, May 14, 2004 and August 11, 2004.

      In addition, all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act by us subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

      This prospectus incorporates by reference documents that are not presented in this prospectus or delivered with this prospectus. Copies of such documents are available without charge to any person to whom this prospectus is delivered, upon written or oral request to:

International Speedway Corporation

1801 West International Speedway Boulevard
Daytona Beach, Florida 32114-1243
Attn: Investor Relations
Telephone: (386) 947-6465

International Speedway Corporation

$300,000,000

Offer to Exchange

All Outstanding 4.20% Senior Notes due 2009

for
Registered 4.20% Senior Notes due 2014

All Outstanding 5.40% Senior Notes due 2014

for
Registered 5.40% Senior Notes due 2014

PROSPECTUS

August 24, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Subject to the procedures and limitations stated therein, Section 607.0850(1) of the Florida Business Corporation Act (“FBCA”) empowers a Florida corporation, such as ISC, to indemnify any person who was or is a party to any proceeding (other than any action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 607.0850(2) of the FBCA also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Sections 607.0850(1) or 607.0850(2) of the FBCA, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

      The indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses to any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, a director, officer, employee or agent is not entitled to indemnification or advancement of expenses if a judgment or other final adjudication establish that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the FBCA, relating to a director’s liability for voting in favor of or assenting to an unlawful distribution, are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

      ISC’s Amended and Restated Articles of Incorporation, as amended, provide that ISC shall indemnify and may advance expenses to its officers and directors to the fullest extent permitted by law in existence from time to time.

      ISC maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of ISC for a wrongful act for which they may become legally obligated to pay or for which the ISC is required to indemnify its directors and officers.

Item 21.     Exhibits

Exhibit
No.		Description of Exhibit

1.1		Purchase Agreement dated April 23, 2004, by and among ISC, the co-registrants, Wachovia Capital Markets, LLC, Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc. (previously filed as Exhibit 1.1 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
3	.1*	Amended and Restated Articles of Incorporation of ISC (filed as Exhibit 3.2 to ISC’s Current Report on Form 8-K dated July 26, 1999 and incorporated herein by reference)
3	.2*	Articles of Amendment to Amended Articles of Incorporation of ISC (filed as Exhibit 3.1 to ISC’s Current Report on Form 8-K dated July 26, 1999 and incorporated herein by reference)
3	.3*	Conformed Copy of Amended and Restated By-Laws of ISC (filed as Exhibit 3.3 to ISC’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2003 and incorporated herein by reference)
4.1		Indenture, dated April 23, 2004, between ISC and Wachovia Bank, National Association, as Trustee (previously filed as Exhibit 4.1 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
4.2		Indenture, dated April 23, 2004, between ISC and Wachovia Bank, National Association, as Trustee (previously filed as Exhibit 4.2 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
4.3		Registration Rights Agreement dated as of April 23, 2003, among ISC, the co-registrants, Wachovia Capital Markets, LLC, Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc. (previously filed as Exhibit 4.3 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
4.4		Form of Registered Note due 2009 (included in Exhibit 4.1)
4.5		Form of Registered Note due 2014 (included in Exhibit 4.2)
5.1		Opinion of Baker Botts L.L.P.
12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges (previously filed as Exhibit 12.1 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
21.1		Subsidiaries of ISC (previously filed as Exhibit 21.1 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
23.1		Consent of Ernst & Young LLP
23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
24.1		Powers of Attorney for ISC (reference is made to the signature page(s) of this Registration Statement)
25.1		Statement of Eligibility of Trustee (previously filed as Exhibit 25.1 to ISC’s Registration Statement on Form S-4 dated August 12, 2004)
99.1		Form of Letter of Transmittal
99.2		Form of Notice of Guaranteed Delivery
99.3		Form of Letter to the Depository Trust Company Participants
99.4		Form of Letter to Clients

*	Incorporated herein by reference as indicated

Item 22.     Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Daytona Beach, State of Florida, on the 24th day of August 2004.

INTERNATIONAL SPEEDWAY CORPORATION

By: /s/ GLENN R. PADGETT

Glenn R. Padgett
Vice President

POWER OF ATTORNEY

      The Registrant and each person whose signature appears below hereby authorizes W. Garrett Crotty and Glenn R. Padgett, and each of them individually (the “Agent”), with full power of substitution and resubstitution, to file one or more amendments (including post-effective amendments) to the Registration Statement which amendments may make such changes in the Registration Statement as such Agent deems appropriate, and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES C. FRANCE James C. France	Chief Executive Officer and Vice Chairman of the Board (Principal Executive Officer)	August 11, 2004

/s/ SUSAN G. SCHANDEL Susan G. Schandel	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	August 11, 2004

/s/ DANIEL W. HOUSER Daniel W. Houser	Controller (Principal Accounting Officer)	August 11, 2004

/s/ WILLIAM C. FRANCE William C. France	Chairman of the Board	August 11, 2004

/s/ LESA D. KENNEDY Lesa D. Kennedy	Director	August 11, 2004

/s/ J. HYATT BROWN J. Hyatt Brown	Director	August 11, 2004

/s/ CHRISTY F. HARRIS Christy F. Harris	Director	August 11, 2004

Signature	Title	Date

/s/ RAYMOND K. MASON, JR. Raymond K. Mason, Jr.	Director	August 11, 2004

/s/ EDWARD H. RENSI Edward H. Rensi	Director	August 11, 2004

/s/ LLOYD E. REUSS Lloyd E. Reuss	Director	August 11, 2004

/s/ WILLIAM P. GRAVES William P. Graves	Director	August 11, 2004

/s/ THOMAS W. STAED Thomas W. Staed	Director	August 11, 2004

/s/ LARRY AIELLO, JR. Larry Aiello, Jr.	Director	August 11, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Co Registrants listed below have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Daytona Beach, State of Florida, on August 24, 2004.

380 DEVELOPMENT, LLC
88 CORP.
AMERICROWN SERVICE CORPORATION
ASC HOLDINGS, INC.
ASC PROMOTIONS, INC.
CALIFORNIA SPEEDWAY CORPORATION
CHICAGO HOLDINGS, INC.
DARLINGTON RACEWAY OF SOUTH CAROLINA, LLC
DAYTONA INTERNATIONAL SPEEDWAY, LLC
EVENT EQUIPMENT LEASING, INC.
EVENT SUPPORT CORPORATION
GREAT WESTERN SPORTS, INC.
HOMESTEAD-MIAMI SPEEDWAY, LLC
ISC PROPERTIES, INC.
ISC PUBLICATIONS, INC.
ISC.COM, LLC
KANSAS SPEEDWAY CORPORATION
KANSAS SPEEDWAY DEVELOPMENT CORP.
LEISURE RACING, INC.
MARTINSVILLE INTERNATIONAL, INC.
MIAMI SPEEDWAY CORP.
MICHIGAN INTERNATIONAL SPEEDWAY, INC.
MOTOR RACING NETWORK, INC.
MOTORSPORTS INTERNATIONAL CORP.
NEW YORK INTERNATIONAL SPEEDWAY CORP.
NORTH AMERICAN TESTING COMPANY
PENNSYLVANIA INTERNATIONAL RACEWAY, INC.
PHOENIX SPEEDWAY CORP.
RICHMOND INTERNATIONAL RACEWAY, INC.
ROCKY MOUNTAIN SPEEDWAY CORPORATION
SOUTHEASTERN HAY & NURSERY, INC.
TALLADEGA SUPERSPEEDWAY, LLC
WATKINS GLEN INTERNATIONAL INC.

By:	/s/ GLENN R. PADGETT

Glenn R. Padgett, a duly authorized officer

HBP, INC.
INTERNATIONAL SPEEDWAY, INC.
MOTORSPORTS ACCEPTANCE CORPORATION

By:	/s/ DORIS J. KRICK

Doris J. Krick, a duly authorized
officer and director

POWER OF ATTORNEY

      The Registrants and each person whose signature appears below hereby authorizes W. Garrett Crotty and Glenn R. Padgett, and each of them individually (the “Agent”), with full power of substitution and resubstitution, to file one or more amendments (including post-effective amendments) to the Registration Statement which amendments may make such changes in the Registration Statement as such Agent deems appropriate, and the Registrants and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons as of August 10, 2004 in the capacities indicated. Each named person is a principal executive officer ((a)), a principal financial officer ((b)), a controller or principal accounting officer ((c)) and/or a director (or member or manager) ((d)) of one or more of the Co-Registrants, as indicated by the number(s) assigned to each of the Co-Registrants set forth next to his or her name parenthetically. Collectively this represents the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the board of directors (or member or managers) of each of the Co-Registrants.

Signature

/s/ WILLIAM C. FRANCE

William C. France, (a) (2) (d) (12)(2)(6)(20)(27)(30)(18)

/s/ JAMES C. FRANCE

James C. France, (a) (6) (d) (2)(6)(9)(10)(17)(25)(27)(33)(7)

/s/ LESA FRANCE KENNEDY

Lesa France Kennedy, (a) (24) (d) (9)(10)(13)(14)(16)(17)(18)(20)(21) (22)(24)(25)(26)(27)(28)(29)(30)(2)(12) (15)(6)(11)(7)

/s/ JOHN R. SAUNDERS

John R. Saunders, (a) (10)(20) (d) (3)(32)(5)(13)(14)(18)(20)(21)(22) (12)(23)(24)(26)(29)(33)

/s/ H. LEE COMBS

H. Lee Combs, (a) (9)(11)(29) (d) (32)(6)(9)(10)(11)(16)(17)(18)(20)(21) (25)(28)(29)(33)(12)(7)

/s/ SUSAN G. SCHANDEL

Susan G. Schandel, (b) (2)(6)(9)(10)(11)(16) (17)(31)(7)(29)(18)(20)(21)(24)(25)(27) (28)(32) (d) (9)(16)(28)

/s/ MICHAEL G. GENTRY

Michael G. Gentry, (a) (3)(5)(23) (d) (3)(5)(23)

Signature

/s/ GLENN R. PADGETT

Glenn R. Padgett, (a) (4)(34) (b) (23)(4) (d) (3)(4)(12)(19)(32)(35)(36)

/s/ WILLIAM G. MILLER

William G. Miller, (a) (32)

/s/ PAUL D. H. PHIPPS

Paul D. H. Phipps, II, (a) (13) (d) (14)(22)

/s/ THOMAS E. POKORNY

Thomas E. Pokorny, (a) (14)

/s/ CHRIS M. BROWNING

Chris M. Browning, (a) (7)

/s/ DANIEL W. HOUSER

Daniel W. Houser, (c) for all Co-Registrants (a) (35)(36) (b) (3)(5)(13)(14)(22)(36)(26)(30)(8)(12) (15) (d) (34)

/s/ CURTIS A. GRAY

Curtis A. Gray, (a) (12)

/s/ JEFFREY T. BOERGER

Jeffrey T. Boerger, (a) (16) (d) (16)

/s/ W. BRETT SHELTON

W. Brett Shelton, (a) (21)

/s/ W. GRANT LYNCH, JR.

W. Grant Lynch, Jr., (a) (17)(31) (d) (16)

/s/ JOHN E. GRAHAM, JR.

John E. Graham, Jr., (a) (18) (d) (12)

/s/ ROBERT J. WORK

Robert J. Work, (a) (25)

/s/ CRAIG E. RUST

Craig E. Rust, (a) (26)(33) (d) (26)

Signature

/s/ DICK A. HAHNE

Dick A. Hahne, (a) (30) (d) (30)

/s/ BRYAN R. SPERBER

Bryan R. Sperber, (a) (27)

/s/ C. DAVID HYATT

C. David Hyatt, (a) (22)

/s/ DOUGLAS SCOTT FRITZ

Douglas Scott Fritz, (a) (28) (d) (28)

(1)	380 Development, LLC

(2)	88 Corp.

(3)	Americrown Service Corporation

(4)	ASC Holdings, Inc.

(5)	ASC Promotions, Inc.

(6)	Chicago Holdings, Inc.

(7)	Darlington Raceway of South Carolina, LLC

(8)	Daytona International Speedway, LLC

(9)	Event Equipment Leasing, Inc.

(10)	Event Support Corporation

(11)	Great Western Sports, Inc.

(12)	Homestead-Miami Speedway, LLC

(13)	ISC Properties, Inc.

(14)	ISC Publications, Inc.

(15)	ISC.Com, LLC

(16)	Kansas Speedway Corporation

(17)	Kansas Speedway Development Corp.

(18)	Leisure Racing, Inc.

(19)	Martinsville International, Inc.

(20)	Miami Speedway Corp.

(21)	Michigan International Speedway, Inc.

(22)	Motor Racing Network, Inc.

(23)	Motorsports International Corp.

(24)	New York International Speedway Corp.

(25)	North American Testing Company

(26)	Pennsylvania International Raceway, Inc.

(27)	Phoenix Speedway Corp.

(28)	Richmond International Raceway, Inc.

(29)	Rocky Mountain Speedway Corporation

(30)	Southeastern Hay & Nursery, Inc..

(31)	Talladega Superspeedway, LLC

(32)	The California Speedway Corporation

(33)	Watkins Glen International Inc.

(34)	HBP, Inc.

(35)	International Speedway, Inc.

(36)	Motorsports Acceptance Corporation